
03029738

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Venezolano de Crédito, S. A.

*CURRENT ADDRESS No. 7 Monjas a San Francisco
Sur 2
Caracas, Venezuela

**FORMER NAME

**NEW ADDRESS


PROCESSED
SEP 11 2003
THOMSON FINANCIAL

FILE NO. 82- 4422 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 8/29/03

62-4422

ADRIANZA, GARCIA & ASOCIADOS



AR/S
12-31-02

03 JUN 26 AM 7:21

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

(Formerly Banco Venezolano de Crédito, S.A.C.A.)

FINANCIAL STATEMENTS
AS OF DECEMBER 31 AND JUNE 30, 2002
TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

AND ITS GRAND CAYMAN BRANCH

(Formerly Banco Venezolano de Crédito, S.A.C.A.)

FINANCIAL STATEMENTS

DECEMBER 31 AND JUNE 30, 2002

CONTENTS

 MAZARS

ADRIANZA, GARCIA & ASOCIADOS

(Traslation into English of a report and financial statements originally issued in Spanish solely made for the convenience of readers)

To the Stockholders and Board of Directors of
Venezolano de Crédito, S.A. Banco Universal
(formerly Banco Venezolano de Crédito, S.A.C.A):

We have audited the accompanying balance sheet of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch (formerly Banco Venezolano de Crédito, S.A.C.A.), as of December 31, 2002, and the related statements of income and allocation of net income, changes in the stockholders' equity and cash flows for the six-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of June 30, 2002 were audited by other auditors whose report dated July 11, 2002, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As explained in Note 2 to the financial statements, the Bank presents its financial statements in conformity with accounting standards provided by Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN"), which differ, in some aspects, from accounting principles generally accepted in Venezuela.

As explained in Notes 1 and 25, on December 26, 2001, the SUDEBAN, upon approval from the Board of Financial Regulation, authorized the absorption merger of Banco Venezolano de Crédito, S.A.C.A. with its affiliates Sogecrédito, C.A. de Arrendamiento Financiero and Soficrédito Banco de Inversión, C.A., and its conversion into a universal bank. On January 24, 2002, the Bank registered the new entity resulting from the absorption merger of the entities referred to above and the change of its trade name to "Venezolano de Crédito, S.A., Banco Universal". Consequently, from that date the Bank assumed all of the assets, liabilities and obligations of the absorbed entities through the merger.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch (formerly Banco Venezolano de Crédito, S.A.C.A.) as of December 31, 2002, and the results of their operations and their cash flows for the six-month period then ended in conformity with accounting standards provided by the SUDEBAN.

As explained in Note 14 to the financial statements, on August 9, 2002 the Bank filed a nullification appeal together with a request of innominate cautionary measure against Resolution N° 329-99, issued by the SUDEBAN on December 28, 1999, before the First Court in Contentious Administrative matters. This Resolution obliges financial institutions to restrict 50% of earnings accumulated until December 31, 1999 and of the subsequent net semiannual earnings generated from that date. On August 14, 2002, the Court granted the innominate cautionary measure requested by the Bank; accordingly, it ordered to the Regulating entity to abstain from the application of such resolution and abstain from adopting measures based thereon until the main nullification appeal requested be decided. In virtue thereof, by the end of September 2002, the Bank transferred Bs. 41,738 million to available undistributed earnings that were restricted for this concept and declared dividends with charge to such earnings for Bs. 37,800 million. We are unable to know the final outcome of this matter until the Court decides on the nullification appeal filed by the Bank.

As mentioned in Note 26, during 2002 the Venezuelan economy has been affected by diverse political, economic and social factors. On December 2, 2002, different sectors of the country called a National Civic Strike that has extended to date. The current situation has generated expectations about the country risk that make foresee a significant increase in the dollar price, interest rates and the prices of goods and services during the following months. Under these circumstances it is not possible to estimate the effects of the Venezuelan situation on the production system of the country, and therefore, on the national financial system.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) and its Grand Cayman branch taken as a whole, stated in historical amounts,. The supplemental information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the SUDEBAN for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the effects of inflation on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

ADRIANZA, GARCÍA & ASOCIADOS
REPRESENTATIVES OF MAZARS INTERNACIONAL



Caracas, Venezuela
January 13, 2003 (except for Note 28, as to which the date is January 21, 2003)

Mercedes E. Rodríguez S.
Public Accountant CPC N° 17299
Registered with the CNV under N° R- 894
and with the SUDEBAN under N° CP 564

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)
BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2002
(Stated in thousands of historical bolivars)

ASSETS	31-Dic-02	30-Jun-02
CASH AND DUE FROM BANKS:		
Cash	26.364.865	15.063.884
Banco Central de Venezuela (Note 3)	114.323.116	61.799.575
Due from domestic banks and other financial institutions	3.203.532	1.308.141
Due from foreign banks and correspondents	61.147.446	22.220.537
Due from main office and branches	-	-
Clearing house funds	7.566.622	28.650.655
(Allowance for cash and due from banks)	-	-
	212.605.581	129.042.792
INVESTMENT SECURITIES (Note 4):		
Trading securities	-	-
Available-for-sale securities	60.522.974	113.711.811
Held-to-maturity securities	208.222.194	130.013.739
Other securities	13.344.588	11.213.710
Restricted cash investments	119.496.992	113.349.549
(Allowance for investment securities)	-	-
	401.586.748	368.288.809
LOAN PORTFOLIO (Note 5):		
Current loans	356.140.823	273.019.349
Restructured loans	4.297.463	4.471.959
Past-due loans	6.583.520	11.627.548
Loans in litigation	1.271.218	4.337.472
(Allowance for loan portfolio)	(15.390.967)	(16.205.716)
	352.902.057	277.250.612
INTEREST AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	22.279	82.097
Accrued interest receivable from investment securities	880.170	984.371
Accrued interest receivable from loan portfolio	11.670.718	11.567.160
Commissions receivable	1.148.346	883.578
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	(2.410.601)	(4.453.750)
	11.310.912	9.063.456
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	5.144.157	4.927.045
Investments in branches	-	-
(Allowance for investments in subsidiaries, affiliates and branches)	(28.301)	(28.301)
	5.115.856	4.898.744
FORECLOSED ASSETS (Note 8)	17.612.591	16.438.837
PREMISES AND EQUIPMENT (Note 9)	26.086.205	20.063.634
OTHER ASSETS (Note 10)	16.732.036	13.820.259
	1.043.951.986	838.867.143
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	320.837.656	242.482.921
Trust assets	1.938.701.654	1.838.542.353
Trusts	-	-
Other debit memorandum accounts	962.527.954	1.016.504.439
	3.222.067.264	3.097.529.713

The accompanying notes (1 to 29) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)
BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2002
(Stated in thousands of constant bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-Dic-02	30-Jun-02
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts	**119.124.055**	119.176.968
Deposits in interest-bearing current accounts	**267.435.383**	188.675.870
Other demand obligations	**12.050.112**	11.274.755
Money transaction table obligations	-	-
Savings deposits	**133.601.880**	129.053.128
Time deposits	**175.190.404**	68.323.490
Securities issued by the Bank	-	-
Restricted customers' deposits	**79.415.876**	51.529.483
	786.817.710	568.033.694
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions up to one year	**24.977.890**	10.714.685
Obligations with domestic financial institutions over one year	-	-
Obligations with foreign financial institutions up to one year	**633.624**	121.947
Obligations with foreign financial institutions over one year	-	-
Obligations resulting from other borrowings up to one year	-	-
Obligations resulting from other borrowings over one year	**376.385**	112.284
	25.987.899	10.948.916
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	**2.767.739**	1.540.459
INTEREST AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	**3.027.913**	1.303.431
Accrued expenses for obligations with Banco Central de Venezuela (BCV)	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	**77.283**	65.398
Accrued expenses for other financial intermediation obligations	**7.098.053**	30.644.729
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	10.203.249	32.013.558
ACCRUALS AND OTHER LIABILITIES (Note 13)	**60.590.566**	52.437.681
Total liabilities	**886.367.163**	664.974.308
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	**42.000.000**	42.000.000
Uncapitalized equity contributions	**27.385.896**	27.385.896
Capital reserves	**34.150.766**	31.790.761
Retained earnings	**54.421.012**	73.153.883
Unrealized loss on available-for-sale securities	**(372.851)**	(161.058)
Treasury stock	-	(276.647)
Total stockholders' equity	**157.584.823**	173.892.835
	1.043.951.986	838.867.143
CONTRA MEMORANDUM ACCOUNTS	**3.222.067.264**	3.097.529.713

The accompanying notes (1 to 29) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)
STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2002
(Stated in thousands of historical bolivars, except for amounts per share)

	31-Dic-02	30-Jun-02
FINANCIAL INCOME:		
Cash and due from banks	1.921.913	3.090.569
Investment securities	11.566.637	10.047.183
Loan portfolio	55.985.952	60.156.304
Other accounts receivable	791.499	712.796
Investments in subsidiaries, affiliates and branches	-	-
Main office, branches and agencies	-	-
Other	212.774	320.154
	70.478.775	74.327.006
FINANCIAL EXPENSES:		
Customers' deposits	21.282.326	14.793.898
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	1.259.576	3.437.904
Other financial intermediation obligations	29.475	462.970
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office and branches	-	-
Other	66.820	21.077
	22.638.197	18.715.849
Gross financial margin	47.840.578	55.611.157
RECOVERY OF FINANCIAL ASSETS	461.043	390.926
ALLOWANCE FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	1.886.342	2.766.566
Expenses for allowance for cash and due from banks	-	-
	1.886.342	2.766.566
Net financial margin	46.415.279	53.235.517
OTHER OPERATING INCOME (Note 15)	55.351.632	79.421.875
OTHER OPERATING EXPENSES	13.600.661	41.934.752
Financial intermediation margin	88.166.250	90.722.640
LESS- OPERATING EXPENSES:		
Personnel	19.949.757	19.169.027
General and administrative expenses	15.452.525	11.408.937
Contributions to FOGADE	912.882	649.755
Contributions to SUDEBAN	239.165	204.374
	36.554.329	31.432.093
Gross operating margin	51.611.921	59.290.547
Income from foreclosed assets	789.235	648.154
Income from special programs	-	-
Miscellaneous operating income	2.933.085	807.535
Expenses for foreclosed assets	(2.497.290)	(3.769.425)
Expenses for depreciation, amortization and devaluation of miscellaneous assets	(106.118)	(7.186)
Miscellaneous operating expenses	(640.040)	(4.586.309)
	478.872	(6.907.231)
Net operating margin	52.090.793	52.383.316
EXTRAORDINARY INCOME	-	-
EXTRAORDINARY EXPENSES	30.440	42.000
Gross income before income taxes	52.060.353	52.341.316
INCOME TAXES	4.141.788	2.569.963
Net income	47.918.565	49.771.353
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	2.395.928	4.977.135
Statutory earnings- Board of Directors	4.014.782	4.273.797
	4.014.782	4.273.797
Retained earnings-		
Restricted undistributed earnings	-	20.260.211
Available undistributed earnings	41.507.855	20.260.210
	41.507.855	40.520.421
	47.918.565	49.771.353
NET EARNINGS PER SHARE (in bolivars)	570	686
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	84.000	72.540

The accompanying notes (1 to 29) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2002
(Stated in thousands of historical bolivars)

	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Total	Unrealized loss on available-for-sale securities	Treasury stock	Total stockholders' equity
BALANCES, as of December 31, 2001	29.484.000	145.613	24.890.485	33.274.689	14.271.483	47.546.072	(139.618)	-	101.926.552
Net income for the six-month period	-	-	-	-	49.771.353	49.771.353	-	-	49.771.353
Transfer to legal reserve (Note 14)-									
Due to income for the six-month period	-	-	4.977.135	-	(4.977.135)	(4.977.135)	-	-	-
Due to earnings recognized for effects of the absorption merger	-	-	1.923.141	(469.620)	(1.453.521)	(1.923.141)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	(4.273.797)	(4.273.797)	-	-	(4.273.797)
Capital stock increase (Note 14)	7.783.116	-	-	-	-	-	-	-	7.783.116
Dividends declared (Note 14)-									
Cash	-	-	-	-	(12.723.553)	(12.723.553)	-	-	(12.723.553)
Stocks	4.732.884	-	-	(4.732.884)	-	(4.732.884)	-	-	-
Stock issue premium (Note 14)	-	27.240.283	-	-	-	-	-	-	27.240.283
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	(37.062)		(37.062)
Treasury stocks from the merged subsidiaries	-	-	-	-	28.047	28.047	15.622	(276.647)	(232.978)
Integration of income from the merged *subsidiaries during the second six-month* period of 2001, net of dividends declared by such subsidiaries after the effective date of merger	-	-	-	-	4.438.921	4.438.921	-	-	4.438.921
Release of restricted accumulated equity in earnings corresponding to merged subsidiaries as of December 31, 2001	-	-	-	(4.560.292)	4.560.292	-	-	-	-
Transfer of equity in earnings of subsidiaries	-	-	-	280.209	(280.209)	-	-	-	-
Transfer of 50% of the income for the six-month period to the restricted undistributed earnings (Note 14)									
Due to income for the six-month period	-	-	-	20.120.106	(20.120.106)	-	-	-	-
Due to earnings recognized for effects of the absorption merger	-	-	-	4.291.602	(4.291.602)	-	-	-	-
BALANCES, as of June 30, 2002	42.000.000	27.385.896	31.790.761	48.203.710	24.950.173	73.153.883	(161.058)	(276.647)	173.892.835
Net income for the six-month period	-	-	-	-	47.918.565	47.918.565	-	-	47.918.565
Transfer to legal reserve (Note 14)	-	-	2.395.928	-	(2.395.928)	(2.395.928)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	(4.014.782)	(4.014.782)	-	-	(4.014.782)
Dividends declared (Note 14)-									
Cash	-	-	-	-	(60.227.915)	(60.227.915)	-	-	(60.227.915)
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	(211.793)	-	(211.793)
Sale of treasury stocks from the merged subsidiaries	-	-	-	-	-	-	-	276.647	276.647
Transfer of equity in earnings of subsidiaries	-	-	-	217.112	(217.112)	-	-	-	-
Transfer of retained earnings of prior six-month periods restricted as provided by Resolution N° 329-99 to "Restricted undistributed earnings" in accordance with innominate cautionary measure granted by the First Court in Contentious Administrative matters (Note 1	-	-	-	(41.736.367)	41.736.367	-	-	-	-
Adjustment to restricted undistributed earnings from equity in earnings of subsidiaries	-	-	-	(87.258)	87.258	-	-	-	-
Adjustment of prior six-month periods for differences in statutory earnings of the prior *six-month period*	-	-	(35.923)	-	(12.811)	(12.811)	-	-	(48.734)
BALANCES, as of December 31, 2002	42.000.000	27.385.896	34.150.766	6.597.197	47.823.815	54.421.012	(372.851)	-	157.584.823

The accompanying notes (1 to 29) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)
STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2002
(Stated in thousands of historical bolivars)

	31-Dic-02	30-Jun-02
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	47.918.565	49.771.353
Adjustments to reconcile net income to cash from operating activities-		
Allowance for uncollectible and impaired financial assets	1.886.342	2.766.566
Depreciation and amortization	4.215.353	5.140.941
Equity in earnings for the six-month period	(217.112)	(280.209)
Loss from sale of treasury stocks	-	-
Net change in other assets	(3.803.565)	(1.529.511)
Net change in interest and commissions receivable	(2.611.260)	(1.670.762)
Net change in accruals and other liabilities	8.625.998	24.767.100
Net change in interest and commissions payable	(21.810.309)	31.870.501
Statutory earnings	(4.014.782)	(4.273.797)
Net cash from operating activities	30.189.230	106.562.182
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	218.784.016	200.333.376
Net change in other borrowings	15.038.983	(112.715.271)
Net change in other financial intermediation obligations	1.227.280	898.622
Dividends paid	(60.227.915)	(12.723.553)
Sale of treasury stocks	276.647	(276.647)
Net cash from financing activities	175.099.011	75.516.527
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	(241.692.375)	(387.825.692)
Loans collected for the period	163.996.545	393.192.542
Net change in available-for-sale securities	52.977.044	(53.332.710)
Net change in held-to-maturity securities	(78.208.455)	(59.316.709)
Net change in other investment securities	(2.130.878)	(513.710)
Net change in restricted cash investments	(6.147.443)	(89.320.177)
Capital contributions in subsidiaries	-	(1.891.200)
Additions to premises and equipment and foreclosed assets, net	(10.519.890)	(1.922.744)
Net cash used in investing activities	(121.725.452)	(200.930.400)
Net increase (decrease) in cash and due from banks	83.562.789	(18.851.691)
CASH AND DUE FROM BANKS, at the beginning of the six-month period	129.042.792	130.939.612
CASH AND DUE FROM BANKS, at the end of the six-month period of Soficrédito Banco de Inversión, C.A.	-	14.331.149
CASH AND DUE FROM BANKS, at the end of the six-month period of Sogecrédito, C.A. de Arrendamiento Financiero	-	2.623.722
CASH AND DUE FROM BANKS, at the end of the six-month period	212.605.581	129.042.792

The accompanying notes (1 to 29) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31 AND JUNE 30, 2002

NOTE 1.- Incorporation and Purpose:

Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) is a bank incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct operations and banking business as allowed by Venezuelan laws. Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) is domiciled in Caracas and has incorporated branches and agencies within the country and in Grand Cayman Islands.

Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) is a Universal Bank subject to the General Law of Banks and Other Financial Institutions, Financial Regulation Law and Trust Law, and subject to the applicable regulations of the Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN"), and Banco Central de Venezuela – BCV (The Central Bank of Venezuela, hereinafter referred to as "BCV"). Additionally, the Bank is registered with the Comisión Nacional de Valores (National Securities Commission) and is listed on the Caracas Stock Exchange; therefore, it is also subject to the Capital Market Law and the standards of the National Securities Commission.

On December 26, 2001, the SUDEBAN, through Resolution N° 271-01, published in Official Gazette of the Bolivarian Republic of Venezuela N° 37354 dated December 28, 2001, authorized the merger of Banco Venezolano de Crédito, S.A.C.A. with its affiliates Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero under the terms and conditions approved by the Board of Financial Regulation during meeting N° 292 dated December 18, 2001. Likewise, the Superintendence approved converting Banco Venezolano de Crédito, S.A.C.A. into a universal bank. On January 24, 2002, the Bank registered the new entity resulting from the absorption merger of the entities referred to above and the change of its trade name to "Venezolano de Crédito, S.A., Banco Universal". Consequently, the Bank acquired under a universal succession all of the assets, liabilities and obligations of the absorbed entities under the terms and modalities agreed upon and the affiliated entities legally extinguished upon the registration of the new resulting entity (see Note 25).

The Bank and its Branch are members of Grupo Venezolano de Crédito and Grupo Vencred and carry out transactions with other members of these Groups.

NOTE 2.- Accounting Policies and Practices:

a. Basis of presentation-

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the SUDEBAN. Some of these practices differ from generally accepted accounting principles in Venezuela commonly applied in the preparation of financial statements of other industries. The most significant differences are the non-recognition of the effects of inflation on the financial statements as basic information but as supplemental information (see Exhibits I to V) and the amortization of foreclosed assets represented by chattels and real states. Generally accepted accounting principles do not consider amortization of such assets; therefore, at December 31 and June 30, 2002 the total assets and available undistributed earnings of the Bank are reduced by such accumulated amortizations.

A summary of the most important policies and practices followed by the Bank and its Branch in the preparation of their financial statements is as follows:

b. Use of estimates-

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Absorption merger-

The merger of the Bank and its affiliated entities has been accounted for under the purchase method, which has resulted in an excess of the cost over the book value of the net assets of the absorbed entities. The Bank has considered that the book value of net assets of absorbed entities is similar to their fair values, and accordingly, the excess mentioned corresponds to goodwill and it may not be attributed to the value of the premises and equipment of the absorbed entities; therefore, it has been accounted for as a Mercantile Goodwill in Other assets. As provided by the SUDEBAN, the goodwill is amortized over less than 20 years. The assets and liabilities of the Bank included the accounts of the absorbed entities at the merger date.

d. Principles of combination or integration-

The financial statements include the accounts of Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, the accounting records of which are stated in US dollars, the financial statements of such branch have been translated into bolivars by applying the year-end exchange rate.

The exchange rates applied by the Bank as of December 31 and June 30, 2002, for the conversion of the financial statements of the foreign branch were Bs. 1,399.50 and Bs. 1,351.50, per US dollar, respectively.

e. Cash and equivalents-

For purposes of the statements of cash flows, the Bank considers cash and due from banks in local and foreign currency represented by cash, gold in coins and bars, deposits in BCV, demand deposits in banks and other financial institutions and clearinghouse funds to be cash and equivalents.

f. Investment securities-

Investment securities are classified into three categories: trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these securities at the acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at amortized cost of premiums or discounts. Available-for-sale securities are those not classified as trading nor as held-to-maturity securities; they are accounted for at fair market values and the unrealized gains/losses are reported in the stockholders' equity.

Other investment securities are represented by overnight placements in financial institutions and recorded at their cost value, which is equivalent to their realization value.

Restricted cash investment securities are represented by time deposits in foreign financial institutions to cover foreign currency forward contracts. These investments are recorded at their acquisition cost that is equivalent to their nominal value. They also include investment securities acquired under resale agreements (repo transactions); the accounting treatment of which are indicated below in this Note.

The Bank uses the acquisition cost of the security to be traded as calculation basis to determine the realized gain or loss from the sale of investment securities.

Permanent reductions of the fair values of available-for-sale or held-to-maturity securities are charged to income as they arise.

g. Repurchase-resale agreements-

The Bank enters into short-term purchase contracts of securities under agreements to resell (repo agreements). The amounts placed for repo transactions are recorded in the "Restricted cash investments" caption. The Bank monitors the credit risk of the counterparts of the purchase contracts under resale agreements in order to evaluate whether it is necessary to adjust the book value of the repo agreement to the market value of the values related to the resale agreements.

h. Allowance for loan losses and contingent portfolio-

The allowance for loan losses and contingent portfolio is maintained at levels adequate to cover potential losses in loans determined on the basis of the standards provided by the SUDEBAN. Management determines the adequacy of such estimation through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan losses is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the specific provisions determined on the basis mentioned in the preceding paragraph, the provision for loan portfolio includes a general provision, that is over 2% of the loan portfolio granted before September 1, 1999 plus 1% on the gross loan portfolio increase effective from the aforementioned date, except for the loan portfolio to micro-entrepreneurs that requires a general provision of 2%, pursuant to Communication N° SBIF-CJ-7727 dated September 1, 1999, Resolution N° 198/99 published in Official Gazette N° 36726 dated June 18, 1999 and Resolution No. 010-02 dated January 24, 2002. At December 31 and June 30, 2002 the general provision is equivalent to 1.67% and 1.8% of the total loan portfolio, respectively.

The general provision for contingent loans is recorded based on 1% of the balance of said portfolio and is shown in the "Accruals and other liabilities" caption.

i. Derivatives-

In the normal course of business, the Bank enters into forward foreign currency contracts for trading purposes and to manage the exposure risk in foreign currency (hedging).

The forward foreign currency contracts for trading purposes and those that do not meet the necessary conditions to be classified as hedging are accounted for at their fair value. Fair value is determined by calculating the forward exchange rate at which the Bank would agree a similar transaction on the basis of the current value of discounted flows for the remaining term from the year-end until the maturity date, obtaining the unrealized gain or loss from the difference between the year-end spot rate and the forward rate obtained thereby.

Forward foreign currency contracts qualified as hedging contracts are recognized in the memorandum accounts at their notional value. Gains or losses resulting from forward foreign currency contracts for hedging purposes are amortized over the contract's effectiveness.

Unrealized gains from valuation of these investments are deferred in the "Accruals and other liabilities" caption, while unrealized losses are recognized in the income for the period as incurred.

j. Investments in unconsolidated affiliates and subsidiaries-

Those investments in companies over 20% owned by the Bank are accounted for under the equity method. Under this method, the participation in the investment is recorded in income as other operating income or expenses and the dividends are credited to the investment account as declared. Pursuant to the SUDEBAN, income from equity in earnings or losses of subsidiaries or affiliates is reclassified to the "Restricted undistributed earnings" account until they are available, which occurs once dividends are paid by subsidiaries or affiliates, then they are reclassified to the "Available undistributed earnings" account.

k. Foreclosed assets-

Foreclosed assets are mainly composed of real estate and chattels, works in progress received in payment, idle assets and other foreclosed assets. Real estate and chattels and works in progress received in payment are accounted for at the lower of capital book value and disbursements recoverable owed by the borrower, market value, legal foreclosure value or appraisal value. Idle assets are accounted for at the lower of book or realization value. Improvements or additions that may increase the useful life of assets or their realization value are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, assets received in payment, real estate and chattels must be sold within a maximum term of one and three years, respectively, period over which they are amortized, while idle assets are removed from the asset accounts after 24 months, period over which they are amortized.

Other foreclosed assets are composed of assets acquired or constructed by the Bank for sale. They are accounted for at their acquisition cost plus all those capitalizable costs incurred to make such asset saleable.

l. Premises and equipment-

Premises and equipment in this category are owned by the Bank for its use and are stated at acquisition cost less accumulated depreciation. Premises and equipment are depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income.

m. Deferred expenses-

Deferred expenses mainly include disbursements for organization and installation expenses, goodwill, purchased licenses and leasehold improvements, which are not recognized as expenses as paid but allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred. Deferred expenses are recorded at cost and are amortized over a maximum term of four years, except for goodwill that is amortized over less than 20 years.

n. Allowance to cover other uncollectibility and impairment risks-

Management determines the adequacy of the allowance to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the evaluation of other relevant factors. The allowance for other assets is increased by charges to income and reduced by losses recognized of said assets through the related write-offs. Additionally, Management determines the allowance for other assets based on the analysis of their aging in conformity with the requirements of the SUDEBAN.

o. Accrual for labor indemnities-

Accrual for labor indemnities is recorded based upon the actual obligation in accordance with the Labor Law and the current collective contract. The Bank has simple labor indemnities deposited in a trust on behalf of its employees. Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

p. Income taxes-

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption.

Due to the uncertain recovery of the deferred tax asset, the Bank does not recognize such tax as derived from the possibility of deducting the tax loss carryforwards in future periods.

q. Retirement pension plan-

The costs of a noncontributory pension plan are accumulated based upon actuarial calculations. For the last actuarial calculation made by the Bank on December 31, 2001, the effective discount rates and increases used to calculate the obligation for the benefit projected in long term were 13% and 9% on an annual basis, respectively.

r. Trust assets-

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it to be non applicable, and investment securities, according to the standards of the SUDEBAN, are valued at acquisition cost adjusted for the amortization of premiums or discounts, as applicable.

s. Financial income and expense-

Interest income and expense are recorded in the period earned, depending on the effectiveness of the transactions generating the income or expense.

Interests due on past due loans and loans in litigation are recorded in memorandum accounts and recognized as income as collected. Additionally, the Bank records provisions for accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interests on those loans qualified as a loss risk over 15% (actual risk, high-risk and irrecoverable) and on the portfolio classified as past due or in litigation, which are fully provisioned.

Loans included in high risk or irrecoverable categories do not accrue any interest income, even if they are current or restructured. Accrued interests earned after said reclassifications will be booked in the related memorandum accounts.

According to the provisions of BCV, the Bank determines asset and liability interest rates with its clients, taking in consideration the financial market conditions.

t. Other income-

Income from commissions, income from the sale of the Bank's assets and miscellaneous income from services or recovery of disposed, written-off or depreciated assets, are recorded as collected or extinguished in the "Income from recovery of financial assets", "Other operating income", "Income from foreclosed assets" and "Miscellaneous operating income" captions.

u. Transactions and balances in foreign currency-

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. At year-end, foreign currency balances are adjusted at the exchange rate in effect in the free exchange market using the purchase quotations published by Banco Central de Venezuela to that date. The resulting exchange gain or loss must be recorded in income in the period earned or incurred.

As of December 31 and June 30, 2002, the exchange rates used by the Bank were Bs. 1,399.50 and Bs. 1,351.50, per US dollar, respectively.

The foreign currency balances included in the balance sheets as of December 31 and June 30, 2002 are detailed in Note 23.

v. Net earnings per share-

Net earnings per share shown in the accompanying statements of income and allocation of net income have been determined by dividing the net income for the six-month period by the average number of outstanding shares existing during the six-month periods ended December 31 and June 30, 2002.

NOTE 3.- Reserve balances and other deposits maintained in BCV:

Under the General Law of Banks and Other Financial Institutions, credit institutions are required to maintain certain levels of cash liquidity pledged in favor of BCV, as provided by such institute through special resolutions. As of December 31 and June 30, 2002, the reserve balance was fixed by BCV at 15% of the weekly average of deposits, customers' deposits, obligations or liability transactions carried out by the institution with private sector entities (regular reserve balance) and public sector entities. The reserve balance must be made in US dollars when the liabilities have been contracted in foreign currency. During the six-month period ended June 30, 2002, BCV determined the minimum percentages of reserve balances through special resolutions on a weekly basis.

As provided by the BCV, a portion of the reserve balance corresponding to deposits, customers' deposits, obligations or liability transactions carried out in bolivars, subject to regular reserve balance, bears an interest rate equivalent to the weighted average liability rate, paid for savings and time deposits by commercial and universal banks, during the week previous to the reserve balance creation. During the six-month period ended December 31, 2002, 4% of the regular reserve balance is remunerated based on the premises referred to above, while for the six-month period ended June 30, 2002, the remunerated portion of the regular reserve balance is between 4% and 6%.

As of December 31 and June 30, 2002, the reserve balance required by the BCV amounts to Bs. 84,085 million and Bs. 60,872 million, respectively. The Bank maintained balances available in the BCV to cover such reserve balance.

NOTE 4.- Investment securities:

Investments in debt securities and capital have been classified in the financial statements based on management's intent with respect to these securities. As of December 31 and June 30, 2002, investment securities as represented as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Investment securities-		
Available-for-sale securities	**60,522,974**	113,711,811
Held-to-maturity securities	**208,222,194**	130,013,739
Other investment securities	**13,344,588**	11,213,710
Restricted cash securities	**119,496,992**	113,349,549
	401,586,748	368,288,809

a. Available-for-sale securities-

Available-for-sale investment securities as of December 31 and June 30, 2002, stated at their fair market value, are detailed as follows:

As of December 31, 2002	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Securities issued or guaranteed by the Venezuelan Government-				
National Public Debt Bonds (nominal value of Bs. 10 million with annual yield of 27.86% and due in April 2003)	8,642	1,059	-0-	9,701[1]
Obligations issued by domestic private nonfinancial companies-				
Desarrollos Forestales San Carlos II, S.A. - Deforsa (nominal value of Bs. 840 million with annual yield of 26.40% and due in November 2003)	834,154	-0-	(70,887)	763,267[1]
Obligations issued by foreign financial institutions-				
International Bank for Reconstruction and Development - IBRD (nominal value of US$ 5,000,000, Bs. 6,998 million with annual yield of 4% and due in September 2009)	6,999,585	-0-	-0-	6,999,585[2]
Obligations issued by foreign private nonfinancial companies-				
General Motors Acceptance Corp. (nominal value of US$ 400,000, Bs. 560 million, with annual yield of 1.8592% and due in March 2003)	558,280	395	-0-	558,675[3]
Sears Roebuck Acceptance (nominal value of US$ 400,000, Bs. 560 million, with annual yield of 1.9% and due in March 2003)	558,247	428	-0-	558,675[3]
	1,116,527	823	-0-	1,117,350
Obligations issued by foreign public nonfinancial companies-				
Federal National Mortgage Association - Fannie Mae (nominal value of US$ 6,000,000, Bs. 8,397 million, with annual yields between 2.8% and 3.35% and due between March and October 2005)	8,400,241	41,389	-0-	8,441,630[3]
American Treasury bills (nominal value of US$ 20,000,000, Bs. 27,990 million with annual yield of 1.16% and due in January 2003)	27,970,843	-0-	(437)	27,970,406[3]
	36,371,084	41,389	(437)	36,412,037
	45,321,350	42,212	(71,324)	45,292,238

[1] The fair value is equivalent to the current value of future discounted flows.

[2] The fair value is similar to the acquisition cost.

[3] The fair value corresponds to the quotation value in the foreign stock exchange.

As of December 31, 2002	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Participation in domestic financial institutions - Vencred, S.A. (112,404 shares with a nominal value of Bs. 66.65 each and a 0.04% capital share)	**21,120**	**6,981**	**-0-**	**28,101[4]**
Participation in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	**945,848**	**-0-**	**(315,068)**	**630,780[4]**
Siderúrgica Venezolana (SIVENSA), S.A.C.A., (157,040 shares with a nominal value of Bs. 20 each and a 0.01% capital share)	**597**	**-0-**	**(110)**	**487[4]**
ADR's de Siderúrgica Venezolana (SIVENSA), S.A.C.A. (6,174 ADR'S with a nominal value of Bs. 1,400 each and a 1% capital share)	**7,547**	**-0-**	**(407)**	**7,140[4]**
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,926,947 shares with a nominal value of Bs. 100 each and a 0.60% capital share)	**11,517**	**-0-**	**(2,075)**	**9,442[4]**
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (2,182,897 shares with a nominal value of Bs. 100 each and a 0.96% capital share)	**11,351**	**-0-**	**(6,658)**	**4,693[4]**
CEMEX de Venezuela, S.A.C.A. (647,446 shares Type I with a nominal value of Bs. 100 each and a 0.08% capital share)	**138,600**	**-0-**	**(64,144)**	**74,456[4]**
CEMEX de Venezuela, S.A.C.A. (910,906 shares Type II with a nominal value of Bs. 100 each and a 0.15% capital share)	**184,459**	**-0-**	**(79,705)**	**104,754[4]**
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	**34,089**	**-0-**	**(14,476)**	**19,613[4]**
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with a nominal value of Bs. 1,000 each and a 0.07% capital share)	**14,000**	**-0-**	**(5,950)**	**8,050[4]**
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.06% capital share)	**40,770**	**2,265**	**-0-**	**43,035[5]**
Caja Venezolana de Valores, S.A. (21,167 shares with a nominal value of Bs. 10,000 each)	**134,482**	**2,236**	**-0-**	**136,718[5]**
Corporación Suiche 7B, C.A. (10,450 shares with a nominal value of Bs. 1,000 each)	**9,925**	**-0-**	**-0-**	**9,925[5]**

[4] **The fair value corresponds to the quotation value in the Caracas stock exchange.**
[5] **The fair value is equivalent to the equity value.**

As of December 31, 2002

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Corporación Industrial de Energía, C.A. (661,122 shares with a nominal value of Bs. 10 each)	**5,201**	**-0-**	**-0-**	**5,201**[6]
Desarrollos del Sol, C.A. (180 shares with a nominal value of Bs. 100 each and a 18% capital share)	**18**	**-0-**	**-0-**	**18**[6]
	1,538,404	**4,501**	**(488,593)**	**1,054,312**
Participation in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with a nominal value of Bs. 2,100 each)	**11,309**	**11,211**	**-0-**	**22,520**[7]
	1,570,833	**22,693**	**(488,593)**	**1,104,933**
Other-				
Goldman Sachs Enhanced Cash Fund Administration shares - Mutual Fund (987,727 investment units)	**13,995,000**	**121,102**	**-**	**14,116,102**[8]
	60,895,825	**187,066**	**(559,917)**	**60,522,974**

As of June 30, 2002

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Securities issued or guaranteed by the Venezuelan Government-				
Treasury bills (nominal value of Bs. 30,631 million and annual yields ranging between 31.75% and 57.57%)	28,534,374	324,986	(9,988)	28,849,372[9]
National Public Debt Bonds (nominal value of Bs. 10,390 million and annual yields between 34.06% and 54.68%)	10,077,536	238,206	(101,416)	10,214,326[9]
	38,611,910	563,192	(111,404)	39,063,698
Obligations issued by domestic private nonfinancial companies-				
Deforsa (nominal value of Bs. 880 million and annual yield of 38.28%)	873,875	-0-	(52,865)	821,010[9]
Obligations issued by foreign public nonfinancial companies-				
American Treasury bills (nominal value of US$ 54,000,000, Bs. 72,981 million and annual yields ranging between 1.5% and 1.8%)	72,816,251	-0-	(9,067)	72,807,184[10]
	73,690,126	-0-	(61,932)	73,628,194

6 The fair value is equivalent to the equity value.
7 The fair value corresponds to the quotation value in the Caracas stock exchange.
8 The fair value is equivalent to the investment unit value.
9 The fair value is equivalent to the current value of future discounted flows.
10 The fair value corresponds to the quotation value in the foreign stock exchange.

As of June 30, 2002	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
	(In thousands of bolivars)			
Participation in domestic financial institutions- Vencred, S.A. (112,404 shares with a nominal value of Bs. 100 each and a 0.04% capital share)	21,120	-0-	(2,573)	18,547[11]
Participation in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	945,848	-0-	(390,900)	554,948[11]
Siderúrgica Venezolana (SIVENSA), S.A.C.A., (157,040 shares with a nominal value of Bs. 20 each and a 0.01% capital share)	597	-0-	(306)	291[11]
ADR's of Siderúrgica Venezolana (SIVENSA), S.A.C.A. (6,174 ADR's with a nominal value of Bs. 1,400 each and a 1% capital share)	7,547	-0-	(407)	7,140[11]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,926,947 shares with a nominal value of Bs. 100 each and a 0.60% capital share)	11,517	4,091	-0-	15,608[11]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (2,182,897 shares with a nominal value of Bs. 100 each and a 0.96% capital share)	11,351	-0-	(3,536)	7,815[11]
CEMEX de Venezuela, S.A.C.A. Type I (647,446 shares with a nominal value of Bs. 100 each and a 0.08% capital share)	138,600	-0-	(64,144)	74,456[11]
CEMEX de Venezuela, S.A.C.A. Type II (910,906 shares with a nominal value of Bs. 100 each and a 0.15% capital share)	184,459	-0-	(84,259)	100,200[11]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	34,089	-0-	(18,445)	15,644[11]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with a nominal value of Bs. 1,000 each and a 0.07% capital share)	14,000	-0-	(1,750)	12,250[11]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.06% capital share)	40,770	2,265	-0-	43,035[12]
Caja Venezolana de Valores, S.A. (21,167 shares with a nominal value of Bs. 10,000 each)	134,482	2,236	-0-	136,718[12]
Corporación Suiche 7B, C.A. (10,450 shares with a nominal value of Bs. 1,000 each)	9,925	-0-	-0-	9,925[12]

[11] The fair value corresponds to the quotation value in the Caracas stock exchange.
[12] The fair value is equivalent to the equity value.

As of June 30, 2002	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Corporación Industrial de Energía, C.A. (661,122 shares with a nominal value of Bs. 10 each)	5,201	-0-	-0-	5,201[13]
Desarrollos del Sol, C.A., (180 shares with a nominal value of Bs. 100 each and a 18% capital share)	18	-0-	-0-	18[13]
	1,538,404	8,592	(563,747)	983,249
Participation in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with a nominal value of Bs. 2,100 each)	11,309	6,814	-0-	18,123[14]
	1,570,833	15,406	(566,320)	1,019,919
	113,872,869	578,598	(739,656)	113,711,811

As of December 31 and June 30, 2002, the equity percentage in Caja Venezolana de Valores, S.A., Corporación Suiche 7B, C.A., Corporación Industrial de Energía, C.A. and International Briquettes Holding does not exceed 1% of the related stockholders' equity

Maturities for available-for-sale investment securities are as follows:

	12/31/2002		6/30/2002	
	Acquisition cost	**Fair market value**	Acquisition cost	Fair market value
		(In thousands of bolivars)		
Due in six months or less	**29,096,012**	**29,097,458**	108,260,676	108,477,721
Due from six months to one year	**834,154**	**763,266**	4,041,360	4,214,171
Due from one to five years	**8,400,241**	**8,441,630**	-0-	-0-
Due from five to ten years	**6,999,585**	**6,999,585**	-0-	-0-
Undefined maturity (shares)	**15,565,833**	**15,221,035**	1,570,833	1,019,919
	60,895,825	**60,522,974**	113,872,869	113,711,811

For the six-month periods ended December 31 and June 30, 2002, the Bank sold available-for-sale securities for Bs. 1,895,337 million and Bs. 307,389 million, recording Bs. 14,186 million and Bs. 6,386 million, respectively, in the "Other operating income" caption as realized gain resulting from such sale. Additionally, the Bank recorded losses from the sale of available-for-sale securities for approximately Bs. 106 million and Bs. 543 million, respectively, which were recorded in the "Other operating expenses" caption for the six-month periods then ended.

[13] ***The fair value is equivalent to the equity value.***
[14] **The fair value corresponds to the quotation value in the Caracas stock exchange.**

b. Held-to-maturity securities-

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are detailed as follows:

As of December 31, 2002	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Other securities issued or guaranteed by the Venezuelan Government-				
Nominative demand Certificates of Deposit issued by BCV with annual yields ranging between 22% and 27% with a nominal value of Bs. 41,124 million and due in January 2003)	41,124,200	-0-	-0-	41,124,200[15]
Time deposits in foreign financial institutions (with annual yields ranging between 1.125% and 2.25% and nominal value of US$ 114,499,360, Bs. 160,242 million and due between January and April 2003)-				
JP Morgan Chase Bank	64,377,000	-0-	-0-	64,377,000[15]
Barclays Bank PLC Miami	55,235,703	-0-	-0-	55,235,703[15]
ING Bank, NV, Curacao	18,193,500	-0-	-0-	18,193,500[15]
Standard Chartered Bank	18,193,500	-0-	-0-	18,193,500[15]
HSBC Bank	4,242,150	-0-	-0-	4,242,150[15]
	160,241,853	-0-	-0-	160,241,853
Obligations issued by domestic private nonfinancial companies (with annual yields ranging between 28.43% and 32.21%, and nominal value of Bs. 6,871 million and due between October 2003 and October 2005)-				
Mercantil Servicios Financieros, C.A.	3,431,000	-0-	-0-	3,431,000[15]
Citibank Mercado de Capitales, C.A. Casa de Bolsa	2,000,000	-0-	-0-	2,000,000[15]
C.A. La Electricidad de Caracas	1,425,141	-0-	-0-	1,425,141[15]
	6,856,141	-0-	-0-	6,856,141
	208,222,194	-0-	-0-	208,222,194

[15] **The fair value is similar to nominal value.**

As of June 30, 2002	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Bonds and obligations issued by BCV-				
Nominative demand Certificates of Deposit issued by BCV with annual yield of 19.98% and nominal value of Bs. 8,847 million)	8,846,800	-0-	-0-	8,846,800[16]
Time deposits in foreign financial institutions (with annual yields ranging between 1.625% and 2.25% and nominal value of US$ 86,067,444, Bs. 116,320 million)-				
Barclays Bank PLC Miami	39,468,063	-0-	-0-	39,468,063[16]
ING Bank, NV, Curacao	25,678,500	-0-	-0-	25,678,500[16]
JP Morgan Chase Bank	20,272,500	-0-	-0-	20,272,500[16]
HSBC Bank	17,331,323	-0-	-0-	17,331,323[16]
Standard Chartered Bank	13,569,765	-0-	-0-	13,569,765[16]
	116,320,151	-0-	-0-	116,320,151
Obligations issued by domestic private nonfinancial companies (with annual yields ranging between 31.65% and 35.95% and nominal value of Bs. 4,871 million)-				
Mercantil Servicios Financieros, C.A.	3,431,000	-0-	-0-	3,431,000[16]
C.A. La Electricidad de Caracas	1,415,788	-0-	-0-	1,415,788[16]
	4,846,788	-0-	-0-	4,846,788
	130,013,739	-0-	-0-	130,013,739

Maturities for held-to-maturity investment securities are as follows:

	12/31/2002		6/30/2002	
	Amortized cost	**Fair market value**	Amortized cost	Fair market value
		(In thousands of bolivars)		
Due in one year or less	**202,791,194**	**202,791,194**	125,866,951	125,866,951
Due from one to five years	**5,431,000**	**5,431,000**	4,146,788	4,146,788
	208,222,194	**208,222,194**	130,013,739	130,013,739

c. Other investment securities-

The carrying amounts of other investment securities, stated at their realization value, are as follows:

[16] **The fair value is similar to nominal value.**

Other investment securities:	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Overnight placements with domestic financial institutions (annual yields ranging between 5% and 20% for December and June 2002)-		
Banco Standard Chartered	**3,309,000**[17]	2,500,000[17]
Banco del Caribe, C.A.	**3,000,000**[17]	-0-
Corp Banca, C.A.	**2,000,000**[17]	-0-
ABN Amro Bank, N.V.	**1,450,000**[17]	-0-
	9,759,000	2,500,000
Overnight placements with foreign financial institutions (annual yields ranging between 0.52% and 0.66% for December 2002 and 1.19% and 1.23% for June 2002)-		
JP Morgan Chase Bank	**2,927,823**[17]	7,875,780[17]
Banco Atlántico, Miami	**657,765**[17]	837,930[17]
	3,585,588	8,713,710
	13,344,588	11,213,710

d. Restricted cash investment securities-

Restricted cash investment securities are composed as follows:

	12/31/2002		6/30/2002	
	Cost	**Market value**	Cost	Market value
Restricted cash investment securities:	(In thousands of bolivars)			
Securities purchased under agreements to resell-				
Banco Central de Venezuela (Repos of the National Public Debt Bonds) with annual yields ranging between 22% and 27%, and a nominal value of 63,376 million and due in January 2003, for December 2002 (with annual yield of 19.78% and a nominal value of 59,153 million and due in July 2002, for June 2002)	**63,375,800**	**63,375,800**[18]	59,153,200	59,153,200[18]
Other:				
Time deposits in foreign financial institutions with annual yields ranging between 0.755% and 0.815%, and a nominal value of US$ 40,100,888 and due between January and June 2003, for December 2002 (with annual yields ranging between 1.21% and 1.43% and a nominal value of US$ 40,100,888, for June 2002)-				
Brown Brothers Harriman & Co.	**55,980,000**	**55,980,000**[17]	54,060,000	54,060,000[17]
Chase Manhattan Bank (MasterCard)	**141,192**	**141,192**[17]	136,349	136,349[17]
	56,121,192	**56,121,192**	54,196,349	54,196,349
	119,496,992	**119,496,992**	113,349,549	113,349,549

---

[17] **The fair value is similar to nominal value.**
[18] **The fair value is similar to the acquisition cost.**

As of December 31 and June 30, 2002 restricted cash investment securities are due in six months or less.

Restricted cash investment securities are represented by time deposits maintained in foreign financial institutions to cover foreign currency forward exchange transactions.

The Bank controls the concentration risk of investments through the implementation of approval, supervision and control mechanisms. The Bank has focused its investment activities mainly in securities issued or guaranteed by the Venezuelan Government, time deposits and obligations issued by foreign public nonfinancial companies. As of December 31, 2002, 56% of investment securities are focused on time deposits and overnight placements issued by foreign financial entities, 26% are focused on securities issued or guaranteed by the Bolivarian Republic of Venezuela and 9% are focused on obligations issued by foreign public nonfinancial companies.

As of June 30, 2002, 49% of investment securities are focused on time deposits and overnight placements issued by foreign financial institutions, 29% on securities issued or guaranteed by the Bolivarian Republic of Venezuela and 20% on obligations issued by foreign public nonfinancial companies.

NOTE 5.- Loan Portfolio:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified by economic activity as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Industrial	**129,442,848**	74,068,444
Services	**67,971,124**	77,967,890
Commercial	**47,944,485**	32,824,010
Agriculture	**23,733,495**	16,344,373
Construction	**25,015,773**	14,618,229
Mines and hydrocarbons	**16,800,748**	10,965,644
Consumer credits	**8,404,251**	7,320,522
Miscellaneous	**48,980,300**	59,347,216
	368,293,024	293,456,328
Allowance for loan losses	**(15,390,967)**	(16,205,716)
	352,902,057	277,250,612

As of December 31 and June 30, 2002, miscellaneous balance includes Bs. 29,706 million and Bs. 41,242 million, respectively, corresponding to loans destined to the acquisition and remodeling of houses.

The loan portfolio is classified by type of credit as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Time loans	**217,026,842**	160,883,334
Current account credits	**30,536,494**	20,408,051
Agricultural loans	**23,733,495**	16,344,373
Mortgage loans	**22,220,468**	30,788,263
Installment loans	**20,211,558**	19,995,095
Financial lease	**14,478,114**	16,002,342
Loans to employees	**11,555,602**	10,441,101
Credit cards	**8,262,545**	7,105,038
Bills discounted	**6,756,563**	2,964,367
Credits for installment sale of goods	**6,460,124**	4,151,865
Letters of credit issued and traded	**3,431,008**	1,460,715
Loans granted to micro entrepreneurs	**3,069,966**	1,393,108
Credits granted with FONCREI's resources	**378,794**	110,592
Acquisition of vehicles	**141,707**	215,486
Discounts and purchases of bills	**29,744**	1,192,598
	368,293,024	293,456,328
Allowance for loan losses	**(15,390,967)**	(16,205,716)
	352,902,057	277,250,612

The loan portfolio is classified by type of guarantee as follows:

As of December 31, 2002	Total	Unsecured	Type of guarantee			
			Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	356,140,823	157,922,894	28,661,324	51,874,615	100,857,988	16,824,002
Restructured	4,297,463	1,095,235	-0-	2,921,770	280,458	-0-
Past-due	6,583,520	1,736,114	20,414	3,818,879	654,482	353,631
In litigation	1,271,218	85,810	-0-	701,064	435,264	49,080
	368,293,024	160,840,053	28,681,738	59,316,328	102,228,192	17,226,713
Allowance for loan losses	(15,390,967)					
	352,902,057					

As of June 30, 2002	Total	Unsecured	Type of guarantee			
			Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	273,019,349	104,143,850	17,178,634	44,685,244	94,358,435	12,653,187
Restructured	4,471,959	1,090,074	-0-	2,898,138	483,747	-0-
Past-due	11,627,548	1,574,989	11,720	5,552,204	329,353	4,159,281
In litigation	4,337,472	106,958	-0-	3,701,469	169,114	359,931
	293,456,328	106,915,871	17,190,354	56,837,055	95,340,649	17,172,399
Allowance for loan losses	(16,205,716)					
	277,250,612					

The loan portfolio is classified by maturity as follows:

As of December 31, 2002	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
Current	356,140,823	215,799,050	30,169,984	26,909,439	9,662,707	23,074,505	50,525,138
Restructured	4,297,463	416,779	-0-	1,126,378	-0-	12,327	2,741,979
Past-due	6,583,520	2,942,250	369,972	279,208	678,813	383,336	1,929,941
In litigation	1,271,218	842,020	-0-	7,423	64,971	200,974	155,830
	368,293,024	220,000,099	30,539,956	28,322,448	10,406,491	23,671,142	55,352,888
Allowance for loan losses	(15,390,967)						
	352,902,057						

As of June 30, 2002	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
Current	273,019,349	117,550,696	33,970,110	39,336,615	13,106,700	17,038,257	52,016,972
Restructured	4,471,959	756,518	-0-	6,857	260,999	-0-	3,447,585
Past-due	11,627,548	7,138,640	238,585	279,237	1,746,470	165,807	2,058,808
In litigation	4,337,472	2,563,461	-0-	-0-	62,283	126,169	1,585,559
	293,456,328	128,009,315	34,208,695	39,622,709	15,176,452	17,330,233	59,108,924
Allowance for loan losses	(16,205,716)						
	277,250,612						

The movement of the allowance for loan losses is shown as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**16,205,716**	7,709,774
Add:		
Increase in allowance--		
Allowance charged to income	**1,733,287**	1,950,332
Provision from merged entities	**-0-**	7,576,195
Net transfers of "Accruals and other liabilities"	**521,846**	1,097,618
Less:		
Decrease in allowance--		
Loans charged off	**(2,859,133)**	(2,128,203)
Transfers to "Allowance for accrued interest income"	**(210,749)**	-0-
Balances, at the end of the six-month period	**15,390,967**	16,205,716

As of December 31 and June 30, 2002, the allowance for loan losses included general provisions amounting to approximately Bs. 6,141 million and Bs. 5,408 million, respectively.

During the six-month periods ended December 31 and June 30, 2002, the Bank recovered loan portfolio charged-off in previous periods for approximately Bs. 461 million and Bs. 391 million, respectively, which were recorded in the "Income from recovery of financial assets" caption. During the six-month periods ended December 31 and June 30, 2002, the Bank received assets in settlement of loans for Bs. 6,435 million and Bs. 115 million, respectively, which are reported in the "Foreclosed assets" caption.

During the six-month periods ended December 31 and June 30, 2002, the Bank did not recognize interest income on past-due and in litigation loan portfolio for Bs. 268 million and Bs. 32 million, respectively. On the other hand, the Bank collected approximately Bs. 130 million and Bs. 38 million, respectively, corresponding to interests recorded in memorandum accounts in prior six-month periods, related to commercial loans classified as past-due and in litigation for the six-month periods then ended.

During the six-month period ended December 31, 2002 the Bank capitalized interests on loan portfolio for Bs. 637 million for debt restructurings, which are fully provisioned (see Note 13).

As of December 31 and June 30, 2002, the loan portfolio includes a loan granted on the installment sale of a good for Bs. 3,816 million from Soficrédito Banco de Inversión, C.A. (merged bank). On November 30, 2001, such institution agreed upon with the SUDEBAN the creation of a specific provision for this loan for approximately Bs. 2,175 million over 24 months. During the six-month periods ended December 31 and June 30, 2002, the Bank created provisions for Bs. 545 million charged to income for the six-month periods for this concept.

On March 29, 2001, the Board of Directors approved the partial transfer of the loan portfolio corresponding to a financial lease contract for Bs. 1,722 million to a local financial institution. During the six-month period ended June 30, 2002, the Bank repurchased the transferred financial lease for Bs. 1,507 million, equivalent to the credit balance at such date.

As of December 31, 2002 the Bank maintains credits with a local economic group for Bs. 32,240 million, which exceeds 20% of the paid-in capital and reserves of the Bank at such date; the maximum limit allowed by the Law of Banks and Other Financial Institutions.

For the six-month periods ended December 31 and June 30, 2002, the non-bearing interest past-due and in litigation portfolio amounts to approximately Bs. 7,855 million and Bs. 15,965 million, respectively.

NOTE 6.- <u>Investments in subsidiaries and affiliates:</u>

As of December 31 and June 30, 2002, the Bank has significant control on the administration of the following companies:

As of December 31, 2002	Equity in the capital stock					
	N° of common shares	%	Nominal value per share in Bs.	Equity in earnings of associated companies	Company's net stockholders' equity	Carrying amount
				(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	**44,652,340**	**89,30**	**100**	**217,112**	**5,760,535**	**5,144,157**
Allowance for investments in subsidiaries and affiliates						**(28,301)**
						5,115,856

As of June 30, 2002	Equity in the capital stock					
	N° of common shares	%	Nominal value per share in Bs.	Equity in earnings of associated companies	Company's net stockholders' equity	Carrying amount
				(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	280,209	5,517,408	4,927,045
Allowance for investments in subsidiaries and affiliates						(28,301)
						4,898,744

As a result of the merger of the Bank with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero, the equity of the Bank in Participaciones Vencred, S.A. amounted to 82.79%.

During the six-month period ended June 30, 2002, the Bank paid Bs. 1,891 million for the subscription of 18,912,000 new shares of Bs. 100 each, issued by Participaciones Vencred, S.A.

A summary of the financial statements of Participaciones Vencred, S.A., company whose administration is significantly influenced by the Bank, is as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
ASSETS		
Cash and due from banks	**22,200**	7,893
Investment securities	**5,718,257**	5,566,159
Loan portfolio	**48,936**	54,744
Interest and commissions receivable	**325**	-0-
Foreclosed assets	**376**	1,288
Premises and equipment	**829**	1,759
Other assets	**22,469**	17,196
Total assets	**5,813,392**	5,649,039

	12/31/2002	6/30/2002
LIABILITIES		
Accruals and other liabilities	**52,858**	131,631
STOCKHOLDERS' EQUITY		
Paid-in capital	**5,000,000**	5,000,000
Capital reserves	**230,344**	181,719
Retained earnings	**530,190**	335,689
Total stockholders' equity	**5,760,534**	5,517,408
Total liabilities and stockholders' equity	**5,813,392**	5,649,039
STATEMENT OF INCOME		
Financial income	**426,666**	654,291
Other operating income	**171,863**	97,018
Other operating expenses	**(235,972)**	(264,551)
Operating expenses	**(122,230)**	(473,249)
Other expenses, net	**2,800**	202,674
Net income	**243,127**	216,183

NOTE 7.- Financial statements of the foreign branch:

A summary of the financial statements of the Grand Cayman branch, which have integrated with the financial statements of Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.), is shown as follows:

	12/31/2002		6/30/2002	
	Bs.	US$	Bs.	US$
		(In thousands of bolivars)		
ASSETS:				
Cash and due from banks	**21,835,478**	**15,602**	2,532,350	1,874
Investment securities	**197,269,449**	**140,957**	171,429,281	126,844
Loan portfolio	**4,142,130**	**2,960**	654,908	485
Interests and commissions receivable	**341,076**	**244**	140,180	103
Other assets	**18,963**	**13**	38,785	28
	223,607,096	**159,776**	174,795,504	129,334
LIABILITIES:				
Customers' deposits	**214,963,010**	**153,600**	168,391,701	124,596
Other borrowings	**471,696**	**337**	40	-0-
Interests and commissions payable	**5,980**	**4**	15,289	11
Accruals and other liabilities	**641,089**	**458**	179,554	133
	216,081,775	**154,399**	168,586,584	124,740
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	**7,525,321**	**5,377**	6,208,920	4,594
	223,607,096	**159,776**	174,795,504	129,334

	12/31/2002		6/30/2002	
	Bs.	US$	Bs.	US$
	(In thousands of bolivars)			
STATEMENTS OF INCOME:				
Financial income	**1,804,122**	**1,289**	1,484,631	1,099
Financial expenses	**(714,866)**	**(511)**	(607,455)	(449)
	1,089,256	**778**	877,176	650
Uncollectibility and devaluation expenses	**(15,650)**	**(11)**	-0-	-0-
Other operating income	**248,319**	**177**	171,389	127
Other operating expenses	**(109,371)**	**(78)**	(87,591)	(65)
Operating expenses	**(290,570)**	**(208)**	(343,083)	(254)
Other income, net	**1,636**	**1**	8,336	6
	(165,636)	**(119)**	(250,949)	(186)
Income for the six-month period	**923,620**	**659**	626,227	464

NOTE 8.- Foreclosed assets:

Foreclosed assets shown in the balance sheets are represented by:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Assets received in payment	**5,956,028**	4,082,018
Works in process received in payment	**45,113**	4,024,905
Idle assets	**4,056,975**	5,477,419
	10,058,116	13,584,342
Provision for foreclosed assets	**(4,386,348)**	(9,028,558)
	5,671,768	4,555,784
Other-		
Equity in Corporación Galería Los Naranjos, C.A.	**8,034,086**	6,938,632
Equity in Desarrollos del Sol, C.A.	**3,396,209**	3,396,209
Equity in Asociación Civil Terraloma	**2,429,421**	2,504,764
	13,859,716	12,839,605
Provision for other foreclosed assets	**(1,918,893)**	(956,552)
	11,940,823	11,883,053
	17,612,591	16,438,837

During the six-month periods ended December 31 and June 30, 2002, the Bank was allotted real state for approximately Bs. 6,435 million and Bs. 115 million, respectively, for recovery of loans.

During the six-month period ended December 31, 2002 the Bank charged off fully-amortized works in process received in payment for Bs. 4,025 million with charge to Provision for foreclosed assets.

During the six-month periods ended December 31 and June 30, 2002, the Bank sold foreclosed assets, net of amortization, for approximately Bs. 3,566 million and Bs. 141 million, which generated a gain from the sale for Bs. 789 million and Bs. 648 million, respectively, presented in the "Income from foreclosed assets" caption.

For the six-month periods ended December 31 and June 30, 2002 the Bank deferred Bs. 251 million and Bs. 114 million resulting from the installment sales shown in the "Accruals and other liabilities" caption.

During the six-month periods ended December 31 and June 30, 2002, the Bank transferred Bs. 582 million and Bs. 13 million from Premises and equipment (works in process, lands, and buildings and facilities) to Foreclosed assets – idle assets (see Note 9).

As of December 31 and June 30, 2002 the "Idle assets" account includes Bs. 2,357 million and Bs. 3,796 million, respectively, corresponding to advances made for the purchase of a commercial agency and offices for a real estate project in Puerto La Cruz, which is being executed by Desarrollos del Sol, C.A. (an affiliate company). During the six-month periods ended December 31 and June 30, 2002, the Bank made advances for said project for Bs. 200 million and Bs. 400 million, respectively. During the six-month period ended December 31, 2002 the Bank acquired for Bs. 1,639 million the local premise for the bank agency on which the Bank had made advances in prior six-month periods, and transferred such building from "Foreclosed assets – idle assets" to "Premises and equipment – buildings and facilities" at its acquisition cost by destining the special amortization recorded by the Bank for Bs. 785 million to this asset in order to cover other foreclosed assets.

The equity in Corporación Galería Los Naranjos, C.A. corresponds to contributions made on a basis of an association agreement for the construction of the mall "Centro Comercial Galería Los Naranjos" on which the bank has a-50% equity of such contract. During the six-month periods ended December 31 and June 30, 2002, the Bank made contributions for said project for Bs. 1,095 million and Bs. 638 million, respectively.

The equity in Desarrollos del Sol, C.A. corresponds to contributions made by the Bank for the development of a real estate project in Puerto La Cruz, which is being executed by Desarrollos del Sol, C.A. (an affiliate company). During the six-month periods ended December 31 and June 30, 2002, the Bank did not make any contribution to the project.

During the first six-month period of 2000, the Bank became an associate and administrator of the construction Asociación Civil Terraloma, which had being directly financed by the Bank. As of June 30, 2002, the amounts shown in Asociación Civil Terraloma correspond to the contributions made by the Bank on the basis of its equity in such work. During the six-month period ended December 31, 2002 the Bank received Bs. 79 million corresponding to the reimbursement of the contributions made on account of other associates in the construction Asociación Civil Terraloma. During the six-month period ended June 30, 2002, the Bank made contributions for about Bs. 7 million to such work.

On November 30, 2001, Soficrédito Banco de Inversión, C.A. (merged entity) entered into an Act with the SUDEBAN though which it agreed to amortize the financed balances not recovered of the real estate projects Desarrollos del Sol, C.A. and Asociación Civil Terraloma over thirty-six months from February 2002. Additionally, it agreed not to recognize income from the sale or alienation of such real estate projects until the cancellation of the book balance thereof, by disclosing the assets sold at sale price. During the six-month period ended December 31 and June 30, 2002, the Bank recorded amortization expenses for these assets for Bs. 962 million and Bs. 911 million, respectively.

During the six-month period ended June 30, 2002, the Bank charged off other foreclosed assets for Bs. 365 million corresponding to a total or partial resale agreement of 7 commercial premises in construction as their sale option is due September 2001. The Bank charged off such asset with charge to the "Provision for other foreclosed assets" item for Bs. 173 million and "Deferred income" item for Bs. 192 million, the balances of which were related to such assets.

During the six-month periods ended December 31 and June 30, 2002, the Bank recorded expenses for amortization of foreclosed assets for approximately Bs. 2,334 million and Bs. 3,672 million, respectively.

NOTE 9.- Premises and equipment:

Premises and equipment shown in the balance sheets are represented by:

	12/31/2002	6/30/2002	Estimated useful life (years)
	(In thousands of bolivars)		
Buildings and facilities (Note 8)	**21,661,116**	15,986,864	40
Computers	**3,163,668**	3,051,445	3
Furniture	**2,379,835**	2,250,395	10
Other equipment	**8,756,633**	7,543,926	3
	35,961,252	28,832,630	
Accumulated depreciation	**(10,807,220)**	(9,861,169)	
	25,154,032	18,971,461	
Land (Note 8)	**924,450**	1,084,450	
Other assets	**7,723**	7,723	
	26,086,205	20,063,634	

During the six-month period ended December 31, 2002 the Bank acquired buildings and facilities for Bs. 4,501 million for its commercial operations and new operating locations.

The "Buildings and facilities" account includes Bs. 1,515 million from the affiliates merged.

During the six-month periods ended December 31 and June 30, 2002, the Bank recognized expenses for depreciation of premises and equipment for Bs. 990 million and Bs. 892 million, respectively.

NOTE 10.- Other assets:

Other assets shown in the balance sheets are represented by:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Deferred expenses (net of accumulated amortization for Bs. 1,581 million and Bs. 1,223 million, respectively)	**7,093,015**	6,440,314
Prepaid income taxes	**2,939,493**	2,969,399
Accounts receivable from derivative transactions (see Note 16)	**2,090,226**	811,480
Items to be applied	**1,339,274**	205,800
Advances to suppliers	**956,103**	1,463,127
Transactions of Suiche 7B network cash dispensers	**862,355**	471,641
Assets for lease (net of depreciation for Bs. 487 million and Bs. 381 million, respectively)	**345,660**	451,778
Stock of stationery and numismatics	**249,371**	211,151
Other prepaid expenses	**217,815**	311,260
Recoverable expenditures	**100,121**	412,154
Debit reconciling items	**90,443**	130,031
Insurance indemnity claims	**12,492**	108,812
Other	**884,766**	296,230
	17,181,134	14,283,177
Provisions for other assets	**(449,098)**	(462,918)
	16,732,036	13,820,259

As of June 30, 2002, the "Deferred expenses" account is mainly composed of Bs. 4,475 million, corresponding to the mercantile goodwill that represents the acquisition cost excess on the carrying amount of net assets of the absorbed entities resulting from the absorption merger of Venezolano de Crédito, S.A.C.A. (formerly Banco Venezolano de Crédito, S.A.C.A.) with *Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A.* de Arrendamiento Financiero. As provided by the SUDEBAN the goodwill is amortized over 20 years.

Prepaid income taxes are mainly composed of the value-added tax (VAT) paid by the Bank on behalf of customers to acquire assets granted under financial lease and the record of the income taxes paid in excess in prior periods of a merged entity, adjusted at the tax unit value. The revaluations made to the income taxes paid in excess were recorded with credit to the Provision for income taxes in the "Accruals and other liabilities" caption.

The "Items to be applied" account is mainly composed of debit card transactions pending to be properly classified, which were made during the first days of January 2003.

The "Advances to suppliers" account is mainly composed of disbursements made for concept of facilities of the new main office and agencies of the Bank.

During the six-month periods ended December 31 and June 30, 2002, the Bank recognized expenses for amortization of deferred expenses for Bs. 786 million and Bs. 577 million, respectively. In addition, the Bank recorded expenses for amortization of assets granted under lease for Bs. 106 million and Bs. 7 million for the six-month periods ended December 31 and June 30, 2002, respectively.

NOTE 11.- Customers' deposits:

Customers' deposits bear annual interest rates fluctuating between the following parameters:

	12/31/2002		6/30/2002	
	Rates denominated in Bs.	**Rates denominated in US$**	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	**20%**	**0.50% - 0.75%**	21%	0.50% - 0.75%
Other demand obligations	**21%**	**-0-**	13% - 35%	-0-
Savings deposits	**5% - 10.5%**	**-0-**	9% - 16%	-0-
Time deposits	**15% - 30.5%**	**0.84% - 0.24%**	20% - 21.50%	0.75% - 1.34%
Restricted customers' deposits	**5% - 10.5%**	**0.34% - 1.45%**	9% - 16%	0.75% - 3%

As of December 31 and June 30, 2002, "Other demand obligations" are mainly represented by cashier's checks sold, funds received by the Bank in trust and customers' deposits at terms under 30 days in the form of demand registered certificates for approximately Bs. 6,036 million, Bs. 3,212 million and Bs. 151 million, respectively, for December 2002 (Bs. 8,736 million, Bs. 746 million and Bs. 705 million, respectively, for June 30, 2002).

In March 2002, the Bank acquired the total of investments transferred to Participaciones Vencred, S.A. for Bs. 54,129 million, equivalent to the carrying amount held in such subsidiary. Such deposits were transferred under the modality of savings accounts and are included in the balance sheet in the "Customers' deposits" caption in the "Savings deposits" account.

As of December 31 and June 30, 2002, restricted customers' deposits include Bs. 9,737 million and Bs. 8,455 million, respectively, corresponding to idle savings deposits in local currency. Additionally, as of December 31 and June 30, 2002, the account includes Bs. 68,789 million and Bs. 37,363 million, respectively, corresponding to the total of restricted customers' deposits in foreign currency that mainly guarantee bank overdrafts, among other credit transactions.

The maturities of "Customers' deposits" are shown in Note 18.

NOTE 12.- Other borrowings:

Other borrowings shown in the balance sheets consist of the following:

	12/31/2002		6/30/2002	
	Bs. (In thousands)	**Interest rate**	Bs. (In thousands)	Interest rate
Obligations with domestic financial institutions due in one year or less-				
Overdrafts in demand deposits	**4,855,848**	**-0-**	9,163,399	-0-
Demand deposits	**17,267,715**	**12% - 21%**	636,145	-0-
Other	**2,854,327**	**-0-**	915,141	-0-
	24,977,890		10,714,685	
Obligations with foreign financial institutions due in one year or less-				
Overdrafts in demand deposits	**521,504**	**-0-**	5,218	-0-
Demand deposits	**112,120**	**-0-**	116,729	-0-
	633,624		121,947	
Obligations for other borrowings due over one year	**376,385**	**20%**	112,284	15.03%
	25,987,899		10,948,916	

Obligations for other borrowings due over one year correspond to funds received from Fondo de Crédito Industrial (FONCREI) destined to special financing programs for the small and medium industry.

As of December 31 and June 30, 2002, other borrowings are due in 180 days or less, except for the "Obligations for other borrowings due over one year" that are due in 6 years, as shown in Note 18.

NOTE 13.- Accruals and other liabilities:

Accruals and other liabilities shown in the balance sheets are represented by:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Profit-sharing payable	**14,053,534**	8,671,180
Provision for income taxes (see Note 19)	**12,995,109**	8,447,983
Provisions for contingencies and other	**9,425,677**	11,284,137
Deferred income	**5,786,449**	3,755,990
Bonus payable	**4,014,782**	4,273,797
Accrual for labor indemnities	**3,209,998**	1,981,329
Accrual for retirement pension plan (see Note 20)	**2,350,276**	1,788,177
Services payable	**2,302,851**	1,789,967
Checks removed from the system (includes US$ 239,494 and US$ 404,414, respectively)	**1,849,288**	2,212,687
Items to be applied	**871,904**	4,398,650
Provision for contingent credits (see Note 16)	**684,334**	567,757
Vacation bonus payable	**609,054**	552,352
Cashier's check	**388,307**	178,584
Other	**2,049,003**	2,535,091
	60,590,566	52,437,681

The employees' profit-sharing and statutory profit-sharing are calculated on the basis of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

As of December 31 and June 30, 2002, deferred income is composed as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Deferred income from sale of assets	**2,092,569**	1,867,302
Income from derivative transactions *(forward)*	**2,090,226**	811,480
Financial interest collected in advance	**1,104,332**	551,108
Interests capitalized on restructured loan portfolio	**462,987**	475,587
Other	**36,335**	50,513
	5,786,449	3,755,990

As of December 31 and June 30, 2002, the "Deferred income from sale of assets" account includes Bs. 1,640 million corresponding to the profit obtained from the installment sale of an asset for Bs. 3,816 million, the financing of which is recorded in the "Loan portfolio" caption.

During the six-month period ended December 31 and June 30, 2002, the Bank reclassified deferred income for Bs. 637 million and Bs. 1,097 million to the allowance for loan losses, which corresponds to interests capitalized on the restructured loan portfolio to cover uncollectibility risks related to loans.

NOTE 14.- Stockholders' equity:

a. Paid-in capital-

As of December 31 and June 30, 2002, the Bank's authorized capital stock amounts to Bs. 84,000 million and the subscribed capital stock amounts to Bs. 42,000 million, composed of 84,000,000 fully paid common shares with a nominal value of Bs. 500 each.

As part of the absorption merger on January 24, 2002, the Bank issued 15,566,232 new shares with a nominal value of Bs. 500 each, for a total amount of Bs. 7,783 million to be exchanged for shares of Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero owned by third parties. As a result, the subscribed capital stock of the Bank increased to Bs. 37,267 million composed of 74,534,232 common shares with a nominal value of Bs. 500 each, fully registered and paid. Besides, the excess resulting from the difference between the nominal value of the new shares issued for Bs. 7,783 million and the market value of the net assets acquired from the absorbed entities, equivalent to Bs. 27,240 million, was recorded as a share issue premium in the stockholders' equity accounts.

During a regular Stockholders' meeting held on February 25, 2002, stockholders decided to increase the Bank's capital stock from Bs. 37,267 million to Bs. 42,000 million by declaring a stock dividend of Bs. 4,733 million, equivalent to one share per each 7.86 shares held, effective June 30, 2002.

b. Capital reserves-

As provided by the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period until legal reserve reaches to 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching 100% of the capital stock. As of December 31, 2002 the Bank transferred Bs. 2,396 million equivalent to 5% of liquid benefits and Bs. 2,396 million remained pending to be constituted; which were transferred during the first days of January (see Note 27). Consequently, as of December 31, 2002 the Available undistributed earnings includes Bs. 2,396 million that are not available to be shared as dividends. As of June 30, 2002 the Bank transferred Bs. 4,977 million to legal reserve.

By the end of January 2002, upon compliance with the legal proceedings corresponding to the registration of the merged entity, the Bank increased its legal reserve by about Bs. 1,923 million to recognize the effects of the adjustments resulting from the merger on the net income of the Bank, mainly due to the recognition of profits of the absorbed entities from the effectiveness of the merger (July 1, 2001) until its approval by the SUDEBAN.

c. Retained earnings-

On December 28, 1999, the SUDEBAN issued Resolution N° 329-99 through which it required the reclassification of 50% of the semi-annual income and 50% of the balance of the "Available undistributed earnings" account for the six-month periods prior to December 31, 1999 to the "Restricted undistributed earnings" account. The amounts included in the latter account will not be available to be distributed as cash dividends and will only be used for capital stock increases. At June 30, 2002, the Bank transferred to the "Restricted undistributed earnings" account Bs. 20,120 million, corresponding to the transfer of 50% of the income for the related six-month periods.

On August 9, 2002 the Bank filed a nullification appeal together with a request of innominate cautionary measure against the before mention Resolution N° 329-99 dated December 28, 1999 before the First Court in Contentious Administrative matters. On August 14, 2002, the Court granted the innominate cautionary measure requested by the Bank; accordingly, it ordered to the Regulating entity to abstain from the application of such resolution and abstain from adopting measures based thereon until the main nullification appeal requested be decided. In virtue thereof, during the six-month period ended December 31, 2002 , the Bank transferred Bs. 41,736 million from Restricted undistributed earnings to Available undistributed earnings for earnings previously restricted under that Resolution.

During the six-month period ended December 31 and June 30, 2002, the Bank restricted unrealized gains for Bs. 217 million and Bs. 280 million, respectively, corresponding to the equity in earnings of subsidiaries and affiliates. Pursuant to current regulations, these amounts shall not be distributed as dividends until subsidiaries and affiliates declare the related dividend.

During the six-month period ended June 30, 2002 the Bank released net unrealized gains for Bs. 4,560 million corresponding to the accumulated equity of prior six-month periods in Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero, previously restricted. These gains were realized through the absorption merger of the Bank with such affiliated financial institutions.

By the end of January 2002, upon compliance with the legal proceedings corresponding to the registration of the merged entity, the Bank recorded Bs. 4,438 million in the "Available undistributed earnings" account corresponding to operating income from the acquired entities from the effectiveness of the acquisition (July 1, 2001) through December 31, 2001, net of dividends for approximately Bs. 1,059 million, declared in January 2002, by the absorbed entities.

During the six-month period ended June 30, 2002, the Bank restricted approximately Bs. 4,292 million corresponding to 50% of income recorded during the six-month period for the effect of the merger of the absorbed affiliated entities.

During regular Stockholders' meetings held on August 15 and February 25, 2002, stockholders declared cash dividends equivalent to Bs. 10 per share, for approximately Bs.

1,680 million and Bs. 1,488 million respectively, on net income generated during the six-month periods ended June 30, 2002 and December 31, 2001, respectively. Additionally, during the same meetings, stockholders declared extraordinary dividends for approximately Bs. 19,908 million and Bs. 11,161 million, equivalent to Bs. 237 and Bs. 150 per share, respectively.

During the regular Stockholders' meeting held on February 25, 2002, stockholders approved the payment of an extraordinary dividend authorizing the Executive Committee to determine the amount of the dividend as well as its date of payment. On July 16, 2002 the Executive Committee declared an extraordinary dividend for Bs. 840 million, equivalent to Bs. 10 per share, payable on August 1, 2002.

On September 25, 2002 the Bank's Executive Committee, upon declaration of the innominate cautionary measure requested by the Bank against Resolution Nº 329-99 referred to above and with the faculties conferred by the Regular Stockholders' Meeting held on August 15, 2002, resolved to declare an extraordinary dividend of Bs. 37,800 million equivalent to Bs. 450 per share.

During the regular Stockholders' meeting held on February 25, 2002, stockholders declared a second extraordinary dividend for approximately Bs. 74 million, equivalent to Bs. 1 per share.

The unavailable and restricted undistributed earnings are composed as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Retained earnings – foreign agency	**5,542,237**	5,542,237
Surplus from release of general provision of investments	**208,839**	208,839
Accumulated unrealized gain from restatement of gold in coins	**349,827**	349,827
Accumulated unrealized gain from equity in affiliates	**494,294**	364,441
Restricted undistributed earnings, equivalent to 50% of income for the six-month period	**-0-**	41,738,366
	6,595,197	48,203,710

For the six-month period ended December 31, 2002 the Bank did not restrict the net income generated by its foreign agency, which amounts to Bs. 1,120 million.

Consequently, on December 31, 2002 the Available undistributed earnings account includes Bs. 3,516 million resulting from income generated by the foreign agency and the legal reserve mentioned above pending to be restricted. This amount is not available to be declared as dividends, as provided by the SUDEBAN. These retained earnings were transferred to Restricted undistributed earnings during the first days of January 2003 (see Note 27).

d. Treasury stocks-

As of June 30, 2002, the treasury stocks are composed of 127,488 shares of Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) with an acquisition cost of Bs. 277 million from the merged entities. During the six-month period ended December 31, 2002 the Bank sold all the shares held in Treasury.

e. Risk capital indexes-

As of December 31 and June 30, 2002, the indexes maintained, calculated by the Bank on the basis of the amounts shown in its financial statements, and the indexes required in accordance with the standards provided by the SUDEBAN are as follows:

	12/31/2002		6/30/2002	
	Index maintained	**Index required**	Index maintained	Index required
Risk capital – Global	**25,96%**	**12%**	33,41%	12%
Stockholders' equity / total assets	**19,03%**	**10%**	25,94%	10%

NOTE 15.- Other operating income:

Other operating income shown in the statements of income is composed as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Exchange gains	**31,437,190**	65,027,281
Gains on sales of securities (Note 4)	**14,186,253**	6,386,386
Commissions for services	**9,511,077**	7,727,999
Equity in earnings of subsidiaries and affiliates companies (Note 6)	**217,112**	280,209
	55,351,632	79,421,875

For the six-month periods ended December 31 and June 30, 2002, income from purchase and sale of currencies amounts to Bs. 9,368 million and Bs. 9,569 million, respectively, included in "Exchange Gains".

NOTE 16.- Memorandum accounts:

Memorandum accounts shown in the balance sheets correspond to the following transactions carried out by the Bank:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Contingent debit accounts-		
Guarantees granted	**61,296,949**	49,504,933
Lines of credit immediately available	**53,120,645**	32,212,636
Letters of credit issued not traded	**5,255,076**	3,981,562
Letters of credit confirmed not traded	**64,017**	-0-
Investment securities under repurchase/resale agreements	**63,375,800**	59,153,200
Derivative transactions--		
Currency forward	**137,725,169**	97,630,590
	320,837,656	242,482,921
Trust assets	**1,938,701,654**	1,838,542,353
Commissions and trusts	**-0-**	-0-
Other debit memorandum accounts-		
Custodials received	**484,983,730**	430,172,304
Guarantees received	**389,113,215**	430,683,507
Collections	**2,454,879**	2,494,371
Consignments received	**2,854,210**	3,512,833
Lines of credit available	**2,065,705**	2,065,705
Other record accounts	**81,056,215**	147,575,719
	962,527,954	1,016,504,439
	3,222,067,264	3,097,529,713

a. Contingent debit accounts-

Credit financial instruments

In the normal course of business, the Bank maintains credit financial instruments in order to meet its clients' financial needs. As of December 31 and June 30, 2002, these instruments consist mainly of guarantees, lines of credit and letters of credit for Bs. 119,737 million and Bs. 85,699 million, respectively, and are recorded in the "Contingent debit accounts" caption.

The maximum potential credit risk of these commitments is equal to the par value of the contracts if the other parties involved in the financial instrument do not comply with the terms of the contracts. The Bank controls credit risk of these instruments establishing systems of credit approval, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of December 31 and June 30, 2002, the provisions for contingent portfolio amount to approximately Bs. 684 million and Bs. 568 million, respectively, and are recorded in the "Accruals and other liabilities" caption.

Derivatives

During the six-month periods ended December 31 and June 30, 2002, the Bank entered into forward contracts for the purchase and sale of foreign currency with domestic nonfinancial companies, domestic financial institutions and related companies to manage its exposure risk in foreign currency. Pursuant to these contracts, these instruments are liquidated upon delivery of the notional amount at the termination of contracts or under the offset modality, according to the case. Forward contracts for the purchase and sale of foreign currency maintained by the Bank are shown as follows

December 31, 2002

Type of transaction	Maturity days at year-end	Original term (days)	Notional value/ Book value		Fair value	
			(In thousands)			
			US$	Bs.	US$	Bs.
Trading of currencies-						
Purchase of dollars	78 - 720	450 – 1,092	1,121	1,105,464	1,121	973,198
Sale of dollars	7 - 167	15 - 361	96,955	136,619,705	96,955	130,437,376
			98,076	137,725,169	98,076	131,410,574

June 30, 2002

Type of transaction	Maturity days at year-end	Original term (days)	Notional value/ Book value (In thousands)		Fair value	
			US$	Bs.	US$	Bs.
Trading of currencies-						
Purchase of dollars	2 - 904	34 – 1,092	10,245	12,018,440	10,245	11,350,953
Sale of dollars	2 - 205	34 - 361	82,800	85,612,150	82,800	75,717,500
			93,045	97,630,590	93,045	87,068,453

At December 31 and June 30, 2002, the Bank maintains investments in foreign currency to cover all the exchange risks related to such forward contracts, accordingly, it considers such hedging for the valuation of such risks. As a result of these transactions, during the six-month periods ended December 31 and June 30, 2002, the Bank obtained realized gains for approximately Bs. 11,183 million and Bs. 912 million, respectively, which are included in the "Other operating income" caption, and incurred in realized losses for approximately Bs. 1,013 million and Bs. 7,369 million, respectively, included in the "Other operating expenses" caption.

For the six-month periods ended December 31 and June 30, 2002, the unrealized gain resulting from the valuation of forward exchange transactions amounts to Bs. 2,090 million and Bs. 811 million, which are deferred in the "Accruals and other liabilities" caption, while the unrealized loss as of December 31, 2002 amounts to Bs. 6,833 million and Bs. 3,562 million correspond to losses for the six-month period, while for June 2002 the unrealized loss amounts to Bs. 29,917 million, which is recorded in the income for the six-month period in the "Other operating expenses" caption.

The Bank controls the price and credit risks of these instruments by establishing specific and general hedges, evaluating the counterpart and establishing supervision and control mechanisms.

Trust assets

The Bank manages trusted assets on behalf of third parties. The summarized balance sheets of the trust are presented as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
ASSETS:		
Cash and due from banks	**2,695,858**	680,278
Investment securities	**198,197,047**	178,868,295
Loan portfolio	**100,253,288**	88,612,675
Interests and commissions receivable	**5,225,959**	6,330,978
Assets received for administration	**634,219**	133,964,213
Other assets	**1,631,695,283**	1,430,085,914
	1,938,701,654	1,838,542,353
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other liabilities	**125,236,226**	125,238,158
Stockholders' equity	**1,813,465,428**	1,713,304,195
	1,938,701,654	1,838,542,353

Trusts are classified by purpose and type of contracting entity as follows:

As of December 31, 2002:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations (In thousands of bolivars)	Decentralized entities and other entities with special regime	Total
Investment	**3,931,818**	**-0-**	**-0-**	**-0-**	**3,931,818**
Guarantee	**1,652,123,550**	**-0-**	**-0-**	**-0-**	**1,652,123,550**
Administration	**280,438,819**	**138,131**	**72,250**	**1,997,086**	**282,646,286**
	1,936,494,187	**138,131**	**72,250**	**1,997,086**	**1,938,701,654**

As of June 30, 2002:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations (In thousands of bolivars)	Decentralized entities and other entities with special regime	Total
Investment	4,289,663	-0-	-0-	-0-	4,289,663
Guarantee	1,460,114,427	-0-	-0-	-0-	1,460,114,427
Administration	371,893,205	123,852	129,336	1,991,870	374,138,263
	1,836,297,295	123,852	129,336	1,991,870	1,838,542,353

As of December 31 and June 30, 2002, funds granted in trust by private entities represent 99.89% and 99.45% of the total of funds.

b. Trust's investment securities-

As of December 31 and June 30, 2002, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of such investments is shown as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Local currency	**163,634,517**	150,249,088
Foreign currency	**34,562,530**	28,619,207
	198,197,047	178,868,295

A table showing Trust investments for the periods ended December 31 and June 30, 2002, is presented as follows:

	12/31/2002		6/30/2002	
	Book value	**Fair value**	Book value	Fair value
		(In thousands of bolivars)		
Securities issued or guaranteed by the Government:				
Treasury bills issued by the BCV with annual yields ranging between 32.95% and 51.49%, with a nominal value of Bs. 5,522 million, due from 91 days to 152 days for June 2002.	**-0-**	**-0-**	5,292,412	5,294,011[19]
National Public Debt Bonds, with annual yields ranging between 25.08% and 29.73%, with a nominal value of Bs. 41,987 million due from 314 days to 3 years, for December 2002 (with annual yields ranging between 33.66% and 48.53%, with a nominal value of Bs. 49,640 million due from 407 days to 3 years, for June 2002)	**41,824,429**	**39,510,134**[19]	49,487,811	51,125,732[19]
	41,824,429	**39,510,134**	54,780,223	56,419,743
Participation in domestic financial companies:				
Venezolano de Crédito, S.A. Banco Universal, with 232,524 shares with a nominal value of Bs. 500 each for December 2002 (1,240,116 shares with a nominal value of Bs. 500 each, for June 2002)	**116,262**	**558,058**[20]	644,223	2,244,610[20]
Vencred, S.A., with 965,250 shares with a nominal value of Bs. 66.65 each, for December 2002 (5,740,615 shares with a nominal value of Bs. 100 each, for June 2002)	**96,525**	**227,799**[20]	574,062	947,201[20]
Actiplus Fondo Mutual, with 19,569 shares with a unit investment value of Bs. 154.51, for June 2002	**-0-**	**-0-**	3,024	3,024[21]
Other	**2,745**	**5,238**[20]	2,745	5,238[20]
	215,532	**791,095**	1,224,054	3,200,073
Participation in domestic nonfinancial companies:				
Casa París, S.A., with 1,500,000 shares with a nominal value of Bs. 1,000 each, for December 2002 and June 2002	**1,500,000**	**1,500,000**[22]	1,500,000	1,500,000[22]
C.A. Tenería 1° de Octubre, with 4,174,368 shares with a nominal value of Bs. 1,000 each, for June 2002	**-0-**	**-0-**	4,174,368	4,174,368[22]
S.A. REX, with 824,093 shares, composed of 556,150 shares with a nominal value of Bs. 9,293 each and 267,943 shares with a nominal value of Bs. 10,000 each, for June 2002	**-0-**	**-0-**	7,847,732	7,847,732[22]

[19] **The fair value is equivalent to the current value of discounted flows.**
[20] **The fair value corresponds to the quotation value in the Caracas stock exchange.**
[21] ***The fair value is equivalent to the investment unit value.***
[22] **The fair value is similar to nominal value.**

	12/31/2002		6/30/2002	
	Book value	Fair value	Book value	Fair value
	(In thousands of bolivars)			
VASSA, C.A., with 803,990 shares with a nominal value of Bs. 683.25 each, for December and June 2002	**1,005,210**	**1,005,210**[22]	1,005,210	1,005,210[22]
Cemex de Venezuela, S.A.C.A. Type I with 46,805 shares with a nominal value of Bs. 100 each for December and June 2002.	**4,681**	**5,383**[20]	4,681	5,383[20]
Cemex de Venezuela, S.A.C.A. Type II, with 50,948 shares with a nominal value of Bs. 100 each for December and June 2002	**5,095**	**5,859**[20]	5,095	5,604[20]
Other	**293,225**	**292,746**[20]	575,786	391,924[20]
	2,808,211	**2,809,198**	15,112,872	14,930,221
Participation in foreign financial institutions:				
Banco Caracas Holding, NV, with 386,188 shares with a nominal value of US$ 0.1, for December and June 2002	**54,047**	**54,047**[22]	52,193	52,193[22]
Time deposits in foreign financial institutions:				
Barclays Bank, PLC, with annual yields ranging between 1.24% and 1.30%, with a nominal value of US$ 3,904,099 and due from 15 to 25 days, for December 2002 (with annual yield of 1.75%, with a nominal value of US$ 3,376,989 and due at 21 days, for June 2002)	**5,463,786**	**5,463,786**[23]	4,564,001	4,564,001[23]
Bank of America, NT, with annual yield of 0.41%, with a nominal value of US$ 4,116,804 and due at 31 days, for December 2002 (with annual yield of 1.03%, with a nominal value of US$ 1,909,017 and due at 30 days, for June 2002)	**5,761,468**	**5,761,468**[23]	2,580,037	2,580,037[23]
JP Morgan Chase Bank, with annual yield of 1.20%, with a nominal value of US$ 11,940,428 and due at 30 days, for December 2002 (with annual yield of 1.70%, with a nominal value of US$ 11,923,681 and due at 30 days, for June 2002)	**16,710,629**	**16,710,629**[23]	16,114,856	16,114,856[23]
Construction Funding Corporation (CFC), with annual yield of 38.5%, with a nominal value of Bs. 3,893 million and due at 31 days, for December 2002 (with annual yield of 34.57%, with a nominal value of Bs. 2,738 million and due at 30 days, for June 2002)	**3,893,282**	**3,893,282**[23]	2,738,389	2,738,389[23]
	31,829,165	**31,829,165**	25,997,283	25,997,283
Obligations issued by foreign private nonfinancial companies:				
Federal National Mortgage Association - Fannie Mae, with annual yields ranging between 1.15% and 1.16%, with a nominal value of US$ 1,015,000 and due from 91 days to 421 days, for December 2002 (with annual yields ranging between 1.55% and 1.70%, with a nominal value of US$ 832,182 and due from 63 days to 86 days, for June 2002)	**1,416,807**	**1,418,107**[24]	1,124,694	1,125,245[24]
Federal Home Loan Bank, with annual yield of 1.6% with a nominal value of US$ 591,553, for June 2002	**-0-**	**-0-**	806,873	808,116[24]
Wells Fargo FNL Inc., with annual yield of 5.45% with a nominal value of US$ 100,000 and due at 626 days.	**145,842**	**146,433**[24]	-0-	-0-
Other	**560,696**	**569,161**[24]	321,314	315,521[24]
	2,123,345	**2,133,701**	2,252,881	2,248,882
Obligations issued by foreign private institutions:				
Donalson, Lufkin & Jenrette - Money Market, with annual yield of 0.7%, with a nominal value of US$ 397,265 and due at 31 days, for December 2002 (with annual yield of 1%, with a nominal value of US$ 234,444 and due at 30 days, for June 2002)	**555,973**	**555,973**[23]	316,850	316,850[23]

[23] The fair value is similar to nominal value.
[24] The fair value corresponds to the quotation value in the foreign stock exchange.

	12/31/2002		6/30/2002	
	Book value	Fair value	Book value	Fair value
	(In thousands of bolivars)			
Obligations issued by domestic private nonfinancial companies:				
C.A. La Electricidad de Caracas, with annual yields ranging between 28.43% and 29.22%, with a nominal value of Bs. 2,000 million and due from 709 days to 723 days, for December 2002. (with annual yields ranging between 29.96% and 31.65%, with a nominal value of Bs. 2,000 million and due at 2 years, for June 2002)	**2,000,000**	**2,000,000**[23]	2,000,000	2,000,000[23]
Manufacturas de Papel, S.A.C.A. (MANPA), with annual yields ranging between 25.25% and 26%, with a nominal value of Bs. 3,194 million and due from 90 days to 360 days	**3,194,200**	**3,116,000**[25]	-0-	-0-
	5,194,200	**5,116,000**	2,000,000	2,000,000
Corporate Commercial Papers:				
Procesadora Venezolana de Cereales, S.A. (Provencesa), with annual yields ranging between 23.76% and 30.37%, with a nominal value of Bs. 8,862 million and due from 90 days to 105 days, for December 2002 (with annual yields ranging between 30% and 43% with a nominal value of Bs. 2,550 million, for June 2002)	**8,314,108**	**8,227,215**[26]	2,511,870	2,511,870[27]
Ford Motors de Venezuela, S.A., with annual yields ranging between 27.5% and 29.5%, with a nominal value of Bs. 2,500 million and due from 89 days to 92 days	**2,450,379**	**2,334,409**[26]	-0-	-0-
	10,764,487	**10,561,624**	2,511,870	2,511,870
Time deposits in domestic financial institutions:				
Banco Standard Chartered, with annual yields ranging between 6.31% and 15%, with a nominal value of Bs. 6,763 million and due from 31 days to 64 days, for December 2002 (with annual yields ranging between 15% and 30% with a nominal value of Bs. 4,352 million and due from 33 days to 92 days, for June 2002)	**6,762,584**	**6,762,584**[27]	4,351,978	4,351,978[27]
Banco Exterior, S.A., with annual yield of 25%, with a nominal value of Bs. 3,762 million and due from 75 days to 91 days, for December 2002 (with annual yields ranging between 28% and 34%, with a nominal value of Bs. 7,547 million and due from 32 days to 45 days, for June 2002)	**3,762,054**	**3,762,054**[27]	7,547,439	7,547,439[27]
Banco del Caribe, C.A., with annual yields ranging between 20% and 23%, with a nominal value of Bs. 6,208 million and due from 32 days to 72 days, for December 2002 (with annual yields ranging between 19.57% and 30%, with a nominal value of Bs. 5,338 million and due from 63 days to 90 days, for June 2002)	**6,208,183**	**6,208,183**[27]	5,338,040	5,338,040[27]
Banco de Venezuela, S.A., with annual yields ranging between 17% and 26.75%, with a nominal value of Bs. 16,255 million and due from 31 days to 92 days, for December 2002 (with annual yields ranging between 23.5% and 30%, with a nominal value of Bs. 5,821 million and due from 40 days to 91 days, for June 2002)	**16,254,808**	**16,254,808**[27]	5,820,826	5,820,826[27]
Banco Provincial, S.A., with annual yields ranging between 11.08% and 19%, with a nominal value of Bs. 13,974 million and due from 31 days to 90 days, for December 2002 (with annual yield of 23%, with a nominal value of Bs. 6,901 million and due at 31 days, for June 2002)	**13,973,653**	**13,973,653**[27]	6,900,529	6,900,529[27]
	46,961,282	**46,961,282**	29,958,812	29,958,812

[25] **The fair value is equivalent to the current value of discounted flows.**

[26] **The fair value is equivalent to the current value of discounted flows.**

[27] **The fair value is similar to nominal value.**

	12/31/2002		6/30/2002	
	Book value	**Fair value**	Book value	Fair value
	(In thousands of bolivars)			
Obligations issued by domestic financial institutions:				
Mercantil Servicios Financieros, S.A., with annual yield of 31.68%, with a nominal value of Bs. 3,000 million and due at 3 years, for December 2002 (with annual yield of 35.95%, with a nominal value of Bs. 3,000 million and due at 3 years, for June 2002)	**3,000,000**	**3,000,000**[27]	3,000,000	3,000,000[27]
Citibank, N.A., with annual yields ranging between 20.84% and 27.5%, with a nominal value of Bs. 11,433 million and due from 59 days to 91 days, for June 2002	**-0-**	**-0-**	11,433,136	11,433,136[27]
Banco de Venezuela, S.A., with annual yields ranging between 30% and 36%, with a nominal value of Bs. 5,008 million and due from 75 days to 102 days, for June 2002	**-0-**	**-0-**	5,008,070	5,008,070[27]
Banco del Exterior, S.A., with annual yields ranging between 26% and 33%, with a nominal value of Bs. 3,427 million and due from 35 days to 46 days, for June 2002	**-0-**	**-0-**	3,426,504	3,426,504[27]
Banco Mercantil, S.A. with annual yields ranging between 23.5% and 33%, with a nominal value of Bs. 11,867 million and due from 31 days to 91 days, for June 2002	**-0-**	**-0-**	11,867,231	11,867,231[27]
Citibank Mercado de Capitales, C.A. Casa de Bolsa, with annual yield of 28.75% with a nominal value of Bs. 3,000 million and due at 3 years	**3,000,000**	**3,000,000**[28]	-0-	-0-
Other	**-0-**	**-0-**	2,504,485	2,504,485[28]
	6,000,000	**6,000,000**	37,239,426	37,239,426
Savings certificates in domestic financial institutions:				
ABN Amro Bank, NV, with annual yields ranging between 6.03% and 18%, with a nominal value of Bs. 10,780 million and due from 31 days to 71 days, for December 2002 (with annual yields ranging between 21% and 26%, with a nominal value of Bs. 5,421 million and due from 33 days to 60 days, for June 2002)	**10,779,788**	**10,779,788**[28]	5,421,111	5,421,111[28]
Citibank, N.A., with annual yields ranging between 23% and 28%, with a nominal value of Bs. 16,529 million and due from 60 days to 91 days, for December 2002 (with annual yields ranging between 20% and 30% with a nominal value of Bs. 1,501 million and due from 45 days to 91 days, for June 2002)	**16,528,548**	**16,528,548**[28]	1,500,920	1,500,920[28]
Banco del Exterior, S.A., with annual yields ranging between 22% and 27%, with a nominal value of Bs. 7,018 million and due from 31 days to 91 days	**7,017,809**	**7,017,809**[28]	-0-	-0-
Banco Mercantil, S.A., with annual yields ranging between 22% and 28.5%, with a nominal value of Bs. 15,540 million and due from 95 days to 90 days	**15,540,231**	**15,540,231**[28]	-0-	-0-
JP Morgan Bank Venezuela, C.A. with annual yield of 34% with a nominal value of Bs. 500 million and due at 91 days, for June 2002	**-0-**	**-0-**	499,800	499,800[28]
	49,866,376	**49,866,376**	7,421,831	7,421,831
	198,197,047	**196,188,595**	178,868,295	182,297,184

The participation in domestic financial and nonfinancial companies corresponds to investment, guarantee and administration trusts managed by trusters.

[28] **The fair value is similar to nominal value.**

Maturities for investment securities are as follows:

	12/31/2002		6/30/2002	
	Acquisition cost	**Fair market value**	Acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	**160,341,612**	**159,479,145**	115,475,202	115,447,792
Due from six months to one year	**19,130,391**	**18,185,840**	17,791,652	17,895,686
Due from one to five years	**15,647,255**	**14,869,270**	29,212,320	30,771,217
Due over five years	**3,077,789**	**3,654,340**	16,389,121	18,182,489
	198,197,047	**196,188,595**	178,868,295	182,297,184

c. Trust loan portfolio-

The trust loan portfolio is mainly composed of loans granted to beneficiaries, which as of December 31 and June 30, 2002 amount to Bs. 100,253 million and Bs. 88,613 million, respectively.

As of December 31 and June 30, 2002 loans to beneficiaries are classified as normal risk according to parameters provided by Resolution N° 009-1197 on "Standards related to the Classification of the Loan Portfolio Risk and Calculation of its Provisions".

Loans receivable from beneficiaries are classified by type of guarantee as follows:

	31/12/2002	30/06/2002
	(In thousands of bolivars)	
Real estate mortgage	**19,157,141**	17,103,675
Collateral	**2,649,386**	2,908,064
Guarantees on monies	**78,446,761**	68,600,936
	100,253,288	88,612,675

The "Guarantees on monies" correspond to loans receivable from beneficiaries guaranteed on labor indemnities or monies held by trustees in savings and loan entities or funds managed by the trust.

The loans granted to beneficiaries are mainly destined to the construction, acquisition, improvement or repair of housing, and other, such as school pensions or medical services.

Loans to beneficiaries are classified by maturity as follows:

	31/12/2002	30/06/2002
	(In thousands of bolivars)	
Due over 360 days	**21,806,527**	20,011,739
Due in various terms	**78,446,761**	68,600,936
	100,253,288	88,612,675

As of December 31 and June 30, 2002, the loans to beneficiaries, classified by maturity, as "Due in various terms" correspond to loans receivable from beneficiaries guaranteed with their labor indemnities or on their monies maintained in savings funds or savings and loan entities without a defined payment date or capital amortization, as provided by the trust contracts. However, the total payment of such loans will be effective as the beneficiary terminates its labor or contractual relationship with the truster.

As of December 31 and June 30, 2002, the loans to beneficiaries are mainly composed of loans guaranteed with labor indemnities granted to trusters that maintain trusts in the Bank and loans granted with funds of managed trusts, which have been created by trusters for the purpose of granting financing programs for the acquisition, improvement or repair of housing to its employees (trust beneficiaries), which are guaranteed through real estate mortgages and trust contracts release the Bank's Trust Department from loan risk losses.

During the six-month period ended June 30, 2002, the Bank's Trust Department collected all the "Loans receivable from third parties" to be in compliance with the provisions of Art. N° 53 of the Decree of the General Law of Banks and Other Financial Institutions.

Under Article N° 51 of the Decree of the General Law of Banks and Other Financial Institutions the total amount of the trusted funds will not exceed 5 times the stockholders' equity of the trust entity. As of December 31 and June 30, 2002, the total of trusted funds exceeds such equity ratio.

On December 14, 2001, the Bank requested to the SUDEBAN the authorization to exclude the guarantee trust from the calculation basis to determine the number of times that the stockholders' equity exceeds the value of the trusted funds. Such guarantee trust as of December 31 and June 30, 2002 amounts to Bs. 1,471,466 million and Bs. 1,429,566 million, respectively, and it does not represent a loss risk for the Bank. On December 31,

2001 the SUDEBAN through official document No. SBIF-GI5-10040 denied such request as it is not possible to give up the application of the legal standards.

On March 20, 2002, Venezolano de Crédito, S.A. Banco Universal exerted a contentious administrative appeal to nullify together with a request of an innominate cautionary measure against official document N° SBIF-GI5-10040 dated December 31, 2001, issued by the SUDEBAN. On May 2, 2002, the First Court in Contentious Administrative Matters granted the innominate cautionary measure requested and, accordingly, it was ordered to the SUDEBAN the abstention of requesting the inclusion of the guarantee trust in the calculation of the ratio of Trusted Funds to stockholders' equity referred to in Article No. 51 of the Decree of the General Law of Banks and Other Financial Institutions, while the lawsuit of nullification takes place, which to date is pending for sentence from the First Court in Contentious Administrative Matters.

NOTE 17.- Fair value of financial instruments:

The accounting standards of the SUDEBAN require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might negotiate its financial instruments in the market.

As of December 31 and June 30, 2002, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.

b. Investment securities, including investments in shares of unconsolidated subsidiaries and affiliates:

    - Securities listed on the stock exchange: the market price effective at the end of the six-month period is considered as fair value.
    - For shares in subsidiaries and affiliates, fair value is considered as equity value in accordance with the Company's financial statements.

- Deposits in banks and other financial institutions: the book par value of these short-term instruments is similar to fair value.
- For those securities not listed on the stock exchange, the Bank determines the fair value by discounting the future flows of said investments based on a discount rate equivalent to the annual yield percentage used in the negotiation of said investments in the market or the higher current interest rate issued by BCV.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured credits) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in litigation loans) totally or partially provisioned or non-interest bearing is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at the date of the report, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

f. Financial instruments with off-balance sheet risk: The fair value of forward foreign currency contracts is determined on the basis of the future cash flow discounted in accordance with current conditions at the ending balance for the interest rates of the currencies involved in the contracts. The spot operations of purchase-sale of foreign currency are due in less than 5 days, accordingly, their book value is equivalent to their fair value.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	12/31/2002		6/30/2002	
	Book value	Fair value	Book value	Fair value
	(In thousands of bolivars)			
ASSETS:				
Cash and due from banks	**212,605,581**	**212,605,581**	129,042,792	129,042,792
Investment securities	**401,586,748**	**401,586,748**	368,288,809	368,288,809
Loan portfolio	**352,902,057**	**359,002,436**	277,250,612	282,658,555
Interests and commissions receivable	**11,310,912**	**11,310,912**	9,063,456	9,063,456
Investments in subsidiaries, affiliates and branches	**5,115,856**	**5,115,856**	4,898,744	4,898,744
	983,521,154	**989,621,533**	788,544,413	793,952,356
LIABILITIES:				
Customers' deposits	**786,817,710**	**786,817,710**	568,033,694	568,033,694
Other borrowings	**25,987,899**	**25,987,899**	10,948,916	10,948,916
Other financial intermediation obligations	**2,767,739**	**2,767,739**	1,540,459	1,540,459
Interests and commissions payable	**10,203,249**	**10,203,249**	32,013,558	32,013,558
	825,776,597	**825,776,597**	612,536,627	612,536,627
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	**183,112,487**	**183,112,487**	144,852,331	144,852,331
Financial instruments with off-balance sheet risk	**137,725,169**	**131,410,574**	97,630,590	87,068,453
Trust assets	**1,938,701,654**	**1,936,693,202**	1,838,542,353	1,841,815,360
Other debit memorandum accounts	**962,527,954**	**962,527,954**	1,016,504,439	1,016,504,439
	3,222,067,264	**3,213,744,589**	3,097,529,713	3,090,240,583

NOTE 18.- Maturity of assets and liabilities:

Maturities of financial assets and liabilities shown in the balance sheets are as follows:

As of December 31, 2002:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	212,605,581	-0-	-0-	-0-	-0-	212,605,581
Investment securities-						
Available-for-sale securities	29,097,458	763,266	-0-	-0-	30,662,250	60,522,974
Held-to-maturity securities	201,366,054	1,425,141	-0-	-0-	5,431,000	208,222,194
Other securities	13,344,588	-0-	-0-	-0-	-0-	13,344,588
Restricted cash securities	119,496,992	-0-	-0-	-0-	-0-	119,496,992
Loan portfolio, net	277,180,441	22,681,925	5,838,812	9,749,352	37,451,527	352,902,057
Interests and commissions receivable	11,310,912	-0-	-0-	-0-	-0-	11,310,912
Investments in subsidiaries and affiliates	-0-	-0-	-0-	-0-	5,115,857	5,115,856
	864,402,026	24,870,332	5,838,812	9,749,352	78,660,634	983,521,154
LIABILITIES:						
Customers' deposits	786,810,690	7,020	-0-	-0-	-0-	786,817,710
Other borrowings	25,611,514	-0-	-0-	-0-	376,385	25,987,899
Other financial intermediation obligations	2,767,739	-0-	-0-	-0-	-0-	2,767,739
Interests and commissions payable	10,203,248	-0-	-0-	-0-	-0-	10,203,249
	825,393,191	7,020	-0-	-0-	376,385	825,776,597

As of June 30, 2002:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	129,042,792	-0-	-0-	-0-	-0-	129,042,792
Investment securities-						
Available-for-sale securities	108,477,721	4,214,171	-0-	-0-	1,019,919	113,711,811
Held-to-maturity securities	125,866,951	-0-	1,415,788	-0-	2,731,000	130,013,739
Other securities	11,213,710	-0-	-0-	-0-	-0-	11,213,710
Restricted cash securities	113,349,549	-0-	-0-	-0-	-0-	113,349,549
Loan portfolio, net	205,032,701	16,373,195	6,147,600	10,264,950	39,432,166	277,250,612
Interests and commissions receivable	9,063,456	-0-	-0-	-0-	-0-	9,063,456
Investments in subsidiaries and affiliates	-0-	-0-	-0-	-0-	4,898,744	4,898,744
	702,046,880	20,587,366	7,563,388	10,264,950	48,081,829	788,544,413
LIABILITIES:						
Customers' deposits	568,033,694	-0-	-0-	-0-	-0-	568,033,694
Other borrowings	10,836,632	-0-	-0-	-0-	112,284	10,948,916
Other financial intermediation obligations	1,540,459	-0-	-0-	-0-	-0-	1,540,459
Interests and commissions payable	32,013,558	-0-	-0-	-0-	-0-	32,013,558
	612,424,343	-0-	-0-	-0-	112,284	612,536,627

NOTE 19.- Tax regime:

a. Book to tax reconciliation-

The Bank's fiscal year ends December 31. The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The book to tax reconciliation determined on book income, and the income tax expense on tax income, are shown as follows:

	Six-month period ended 12/31/2002	Six-month period ended 6/30/2002
	(In thousands of bolivars)	
Income tax expense determined on the book income	**16,335,494**	16,342,956
Differences between book and tax expense, net:		
Tax readjustment for inflation	**(7,722,368)**	(6,053,475)
Income from public securities	**(4,503,828)**	(2,990,906)
Assets charged-off net of allowance for valuation of assets	**(395,676)**	-0-
Equity participation and dividends	**(74,926)**	(130,270)
Provision for retirements and other	**312,199**	1,456,774
Expenses related to exempted income	**225,191**	151,752
Provision for valuation of assets net of write-offs	**-0-**	251,892
Other	**(20,867)**	(56,282)
	(12,180,275)	(7,370,515)
Less:		
Tax loss carryforwards and corporate asset tax credits	**-0-**	(3,668,398)
Income tax caused	**4,155,219**	5,304,043

b. Tax adjustment for inflation-

The regular tax adjustment for inflation represents the higher (or lower) value of the shareholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the Consumer Price Index (CPI) issued by the BCV on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense.

c. Corporate assets tax-

The corporate assets tax complements income taxes. This tax results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable shall be the highest amount resulting between the corporate assets tax and the income tax for the period. The payment of this supplemental tax can be carried forward up to three years subsequent to the period in which such tax originated, as a credit of caused income taxes. For the fiscal year ended December 31, 2002 the Bank caused income taxes as this tax exceeded corporate assets tax. As of December 31, 2002 the Bank has corporate asset tax credits for Bs. 25 million originated in 2002.

d. Loss carryforwards-

The Venezuelan Income Tax Law authorizes the carryforward of operating losses not offset up to three years subsequent to the period in which they were incurred. Losses from adjustment for inflation will be carried forward up to one period. As of December 31, 2002, the Bank has incurred loss carryforwards as follows:

Origin	Balance of tax loss	Carried forward until
Operations-		
2002	7,209,539	2005
Tax inflation adjustment-		
2002	3,579,868	2003
	10,789,407	

Tax losses as of December 31, 2002 not offset result from the merger of the Bank with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero.

NOTE 20.- Retirement pension plan:

The Bank has a noncontributory pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial surveys made on an annual basis. The pension plan administration is the responsibility of the Bank's Management.

As of December 31 and June 30, 2002, the reconciliation of the financial position of the pension plan is as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Obligation from projected benefits	**(4,488,736)**	(4,156,342)
Net assets of the Plan	**-0-**	-0-
Net financial position of the plan	**(4,488,736)**	(4,156,342)
Unrecognized temporary obligation	**1,066,848**	1,280,218
Unrecognized net loss	**1,071,612**	1,087,947
Liability for pension plan	**(2,350,276)**	(1,788,177)

As of December 31 and June 30, 2002, the accrued liability of the plan, calculated on the basis of the current benefits of employees, amounts to about Bs. 2,331 million and Bs. 2,153 million, respectively.

During the six-month periods ended December 31 and June 30, 2002, the Bank recorded approximately Bs. 658 million and Bs. 565 million, respectively, for accrual for the retirement plan. As of December 31 and June 30, 2002, the accrual for the retirement plan amounts to approximately Bs. 2,350 million and Bs. 1,788 million, respectively.

The unrecognized actuarial net loss resulting for the six-month periods ended December 31 and June 30, 2002, corresponds to differences between the actuarial premises applied and the current values, as a result from differences in the salary increases, higher or lower rotation and mortality occurred and adjustments to actuarial premises, among other. These net losses are amortized generally over the remaining average years necessary for retirement of the active group.

Premises used by independent actuaries to calculate the obligation for projected benefits, according to the actuarial report of December 2001, are as follows:

Discount rate	13%
Salary increase	9%

The periodical cost of the pension plan is composed as follows:

	12/31/2002	6/30/2002
	(In thousands of bolivars)	
Cost of services at year-end	**168,887**	123,222
Interest cost	**260,089**	240,993
Foreseen return on assets	**-0-**	-0-
Amortization-		
Unrecognized net temporary obligation	**213,370**	213,370
Unrecognized net loss	**16,334**	16,334
	229,704	229,704
	658,680	593,919

Independent actuaries made an actuarial calculation of the projected benefit obligation of the retirement pension plan under the premise that the initial application date is June 30, 2000, in order to determine the unrecognized net obligation, which will be amortized by the Bank using the straight-line method from July 1, 2000, over a 5 year-period.

For the six-month periods ended December 31 and June 30, 2002, the payments made for the pension plan were Bs. 97 million and Bs. 64 million, respectively.

NOTE 21.- Contingencies and commitments:

As of December 31 and June 30, 2002, the Bank has the following contingencies and claims:

a. Tax contingencies-

The Bank has received a tax assessment from Servicio Nacional Integrado de Administración Tributaria (SENIAT) for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions.

b. Other-

Several claims have been filed against the Bank by certain companies of the fishing industry regarding operations of support to a shipping company, which are totally covered with guarantees established on its behalf by foreign financial institutions with which the shipping company manages its operations. To date, part of these claims have been rejected and the rest are in the final judicial decision stage before the eighth Civil and Mercantile Banking Court of First Instance.

c. Administrative proceedings issued by the SUDEBAN-

As a result of the National Civic Strike that began on December 2, 2002, the SUDEBAN has issued certain administrative proceedings against various financial entities. In virtue thereof, on December 13, 2002 the SUDEBAN through official document N° SBIF-CJ-DPA-11774 notified the Bank on the issuance of an administrative proceeding for claims filed before such entity on the presumed suspension of commercial services to users in some agencies, without the previous notice to the Regulator. On December 23, 2002, the Bank filed its defense arguments for the claims filed by indicating that those cases in which the services in agencies had been interrupted obeyed to the decision of some Bank's employees of joining the National Civic Strike convoked by the Labor Union of Workers of Venezolano de Crédito; therefore such situation occurred for circumstances other than the Bank's willingness resulting from a third party's event. To the date of this report such proceeding is waiting for the decision of the Regulating entity.

The maximum contingency of this administrative proceeding would be a penalty equivalent to 1% of the Bank's capital stock.

According to the Bank's management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of December 31 and June 30, 2002, cover sufficiently the obligations that might arise as a result of the claims referred to above.

NOTE 22.- Balances and transactions with related parties:

Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) and its foreign branch are members of Grupo Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of these transactions might not be similar to those that might result from transactions with unrelated parties.

The most important transactions carried out by the Bank with shareholders and related parties are mainly represented by investments, borrowings and forward currency transactions, the effects of which are presented as follows:

	31/12/2002	30 /06/2002
	(In thousands of bolivars)	
Income from other accounts receivable:		
Commissions for availability of funds-		
Valores Vencred, S.A.	**-0-**	811
Commissions for availability of funds--		
Participaciones Vencred, S.A.	**248**	70,680
	248	71,491
Other operating income:		
Commissions from services-		
Participaciones Vencred, S.A.	**4,500**	5,705
	4,500	5,705
Commissions from services-		
Promociones Vencred, S.A.	**53,651**	51,485
	58,151	57,190
Income from derivative transactions-		
Vencred, S.A.	**-0-**	1,764,110
Venezolana de Bienes, S.A.	**1,045,700**	-0-
Valores Vencred, S.A.	**-0-**	23,300
	1,045,700	1,787,410
Income from equity participation:		
Participaciones Vencred, S.A.	**217,112**	208,209
	1,321,211	2,124,300
Financial expenses:		
Expenses from deposits in interest-bearing current accounts-		
Valores Vencred, S.A.	**11,460**	1,508
Vencred, S.A.	**13,601**	1,633
Other	**8,859**	809
	33,920	3,950
Expenses from savings deposits-		
Servicios de Actualización Automática	**8,601**	6,161
Valores Vencred, S.A.	**4,348**	3,493
Vencred, S.A.	**15,637**	4,249
Other	**505**	862
	29,091	14,765
Expenses from other borrowings-		
Participaciones Vencred, S.A.	**166,464**	1,717,917
	229,475	1,736,632

	31/12/2002	30 /06/2002
	(In thousands of bolivars)	
Operating expenses-		
Venezolana de Bienes, S.A.	**5,286**	4,702
Vencred, S.A.	**38,498**	34,044
	43,784	38,746
Other operating expenses:		
Expenses from stock exchange services-		
Valores Vencred, S.A.	**827**	715
Exchange losses from derivative transactions-		
Vencred, S.A.	**97,530**	8,407,018
	98,357	8,407,733
	371,616	10,183,111

During the six-month periods ended December 31 and June 30, 2002, the Bank sold available-for-sale securities to related companies, at their book value; therefore, no gain or loss resulted from such sale.

During the six-month period December 31 and June 30, 2002, Participaciones Vencred, S.A. made investments in registered demand certificates in the Bank, which generated interest expense for approximately Bs. 166 million and Bs. 1,718 million, respectively.

As a result of these transactions and other less important transactions, the following balances included in various captions of the balance sheets are as follows:

	12/31/2002	6/30 /2002
	(In thousands of bolivars)	
ASSETS:		
Investments in subsidiaries and affiliates:		
Participaciones Vencred, S.A.	**5,144,157**	4,927,045
Foreclosed assets-		
Desarrollos del Sol, C.A. (see Note 8)	**5,753,581**	7,192,409
	10,897,738	12,119,454
LIABILITIES:		
Customers' deposits-		
Non-interest bearing current accounts-		
Valores Vencred, S.A.	**25,007**	21,980
Participaciones Vencred, S.A.	**-0-**	4,896
Vencred, S.A.	**5,479**	1,334
Other	**200**	200
	30,686	28,410
Interest-bearing current accounts-		

	12/31/2002	6/30 /2002
	(In thousands of bolivars)	
Valores Vencred, S.A.	**170,934**	199,011
Vencred, S.A.	**364,626**	64,528
Venezolana de Bienes, S.A.	**59,717**	-0-
Other	**47,092**	22,459
	642,369	285,998
Savings deposits-		
Valores Vencred, S.A.	**11,597**	512,119
Servicios de Actualización Automática	**186,656**	141,460
Other	**1,911**	8,309
	200,164	661,888
	873,219	976,296
Other borrowings-		
Participaciones Vencred, S.A.	**5,627,366**	3,167
Interests and commissions payable-		
Vencred, S.A.	**-0-**	8,407,018
	6,500,585	9,386,481
MEMORANDUM ACCOUNTS		
Guarantees granted:		
Valores Vencred, S.A.	**740,000**	740,000
Sale of forward currencies (see Note 16)-		
Vencred, S.A. (US$ 31,000,000)	**-0-**	35,295,850
	740,000	36,035,850

During the six-month period ended June 30, 2002, the Bank subscribed 18,912,000 new shares of Bs. 100 each, equivalent to Bs. 1,891 million issued by Participaciones Vencred, S.A.

In March 2002, the Bank acquired all the investments granted to Participaciones Vencred, S.A. for Bs. 54,129 million, equivalent to the book value of such investments in the subsidiary. Such investments were transferred as savings accounts and included in the balance sheet in the "Customers' deposits" caption, in the "Savings deposits" account.

NOTE 23.- Foreign currency position:

The balances in foreign currency included in the balance sheets are detailed as follows:

	12/31/2002		6/30/2002	
	US$	Bs.	US$	Bs.
		(In thousands of bolivars)		
ASSETS:				
Cash and due from banks	46,773	65,458,827	21,998	29,729,640
Investment securities	199,083	278,616,227	186,501	252,055,516
Loan portfolio	6,472	9,058,035	2,657	3,590,644
Interests and commissions receivable	292	408,818	319	431,390
Other assets	47	65,365	213	287,644
	252,667	353,607,273	211,688	286,094,834
LIABILITIES:				
Customers' deposits	(153,600)	(214,963,009)	(124,629)	(168,435,694)
Other borrowings	(373)	(521,504)	(1,014)	(1,371,048)
Other financial intermediation obligations	(1,939)	(2,713,247)	(1,353)	(1,829,075)
Interests and commissions payable	(4)	(5,980)	-0-	-0-
Other liabilities	(701)	(981,663)	(569)	(768,437)
	(156,617)	(219,185,403)	(127,565)	(172,404,254)
MEMORANDUM ACCOUNTS:				
Debit contingent accounts, net	(95,834)	(134,119,683)	(72,555)	(98,058,319)
Other debit memorandum accounts, net	10,098	14,132,151	(1,111)	(1,501,638)
	85,736	(119,987,532)	(73,666)	(99,559,957)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euros, pound sterling, Canadian dollars, and Japanese yens, among others, presented at their corresponding value in dollars.

During the six-month periods ended December 31 and June 30, 2002, the Bank obtained exchange gains, including income from foreign currency forward transactions, for approximately Bs. 31,417 million and Bs. 65,027 million, respectively, and losses for approximately Bs. 11,221 million and Bs. 39,838 million, respectively, which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net position in foreign currency within limits provided by Banco Central de Venezuela (BCV) through special resolutions. As of December 31 and June 30, 2002 the net position in foreign currency allowed by BCV was approximately Bs. 18,098 million (US$ 13 million) and Bs. 19,809 million (US$ 15 million), respectively, equivalent to 12% of net stockholders' equity. The net position in foreign currency maintained for those dates, calculated on the basis of the Bank's individual financial statements under parameters provided by said institution, amounts to approximately Bs. 13,969 million (US$ 10 million) and Bs. 14,131 million (US$ 10 million).

NOTE 24.- Amendment to the General Law of Banks and Other Financial Institutions:

On November 13, 2001, Decree N° 1526, including the Amendment to the General Law of Banks and Other Financial Institutions, was published in Extraordinary Official Gazette N° 5555. Financial institutions ruled by this Law must present before the SUDEBAN an adjustment plan to get in line with the provisions of this Law, with a maximum term of 12 months for its execution from the effective date of said law.

On March 27, 2002, Venezolano de Crédito, S.A. consigned before the SUDEBAN the "Plan of Adjustment to the Decree of Amendment to the General Law of Banks and Other Financial Institutions". The most significant issues related thereto refer to the plans for the granting of credits to the micro industrial sector for a minimum percentage of the loan portfolio, compliance of new limitations referred to credits to people linked with the institution and subjects related to the Bank's trust, mainly, those referred to the limit of trusted funds up to 5 times the bank's stockholders' equity, the prohibition of investing in securities issued by the institution and related companies with the trust funds and maintain trusts as trustee being the trusters of which people linked or related with the financial institution, among others (see Note 16). In order to be in compliance with the new Law of Banks and Other Financial Institutions, the Bank requested the maximum term allowed by the Law Decree, which is due on November 13, 2002.

On September 18, 2002 the Bank received reply to the evaluation of the plan submitted to the SUDEBAN and once these observations were analyzed by the regulating entity on September 26, 2002, the Bank requested an extension of six months provided by the new Law to be in compliance with the credit limits to related parties, as well as the removal of all those investment securities issued by the institution and related companies with the trust funds and keep trusts as trustee being the trusters of which people linked or related with the financial institution. In virtue thereof, the SUDEBAN granted such extension of six months for the adequacy of the credit limits to related parties.

NOTE 25.- Absorption merger:

As explained in Note 1, on December 26, 2001, the Superintendence of Banks and Other Financial Institutions approved the merger of the Bank with its affiliates Soficrédito, Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero.

On the Extraordinary Stockholders' Meeting dated July 26, 2001, it was approved that the absorption merger should include a "Share Distribution Plan" through which Banco Venezolano de Crédito, S.A.C.A. would issue a new amount of shares on behalf of the stockholders of the absorbed entities in exchange for equivalent shares of those entities. Issued shares were calculated on the basis of the market-book ratio for merged entities, taking as basis the estimated market values of entities involved for the last 90 days prior to July 23, 2001, less treasury shares and dividends that would be declared by the entities in August 2001 on retained earnings as of June 30, 2001.

As a result of the aforementioned plan, a share of the Bank corresponds to 6.5808071 shares of Soficrédito, Banco de Inversión, C.A. and to 5.2685368 shares of Sogecrédito, C.A. de Arrendamiento Financiero. Such equivalence was applied to acquire the shares of the aforementioned companies owned by third parties with a participation of 85% and 60%, respectively. The acquisition cost, equivalent to market value, was approximately Bs. 34,936 million.

The Bank has determined that the effective acquisition date for the purpose of the merger is July 26, 2001; date on which the merger was approved during a Stockholders' Meeting and the Bank took control of net assets and operations of absorbed entities. Consequently, the results of operations of the entities merged from the effective acquisition date were included in the Bank's financial statements upon compliance with legal requirements corresponding to the registration of the merged entity.

On January 24, 2002, the Bank registered the new entity resulting from the absorption merger of Soficrédito Banco de Inversión, C.A. and Sogecrédito C.A. de Arrendamiento Financiero and the change of Banco Venezolano de Crédito, S.A.C.A. into a Universal Bank and the change of trade name to "Venezolano de Crédito, S.A., Banco Universal".

As a result of the merger, the capital stock increased to Bs. 37,267 million originating a share issue premium for Bs. 27,386 million and a goodwill, net of amortization for Bs. 4,363 million. The net stockholders' equity at the beginning of operations of the merged entity was Bs. 141,337 million.

NOTE 26.- National market situation:

During 2002 the Venezuelan economy has been significantly affected by diverse political, economic and social factors. On December 2, 2002, different sectors of the country called a National Civic Strike that has extended to date. The current situation has generated expectations about the country risk that make foresee a significant increase in the dollar price, interest rates and the prices of goods and services during the following months. Under these circumstances it is not possible to estimate the effects of the Venezuelan situation on the productive system of the country, and therefore, on the national financial system.

NOTE 27.- Posterior event:

On January 9, 2003 the SUDEBAN notified the Bank through official communication N° SBIF-CJ-DPA-11774 the filing of an administrative proceeding for the presumed suspension of services on January 7, 2003, thus infringing Resolution N° 260-02 dated December 31, 2002, published in Official Gazette N° 37602 on January 3, 2003, through which the regulating entity instructed the financial institutions to serve customers and users without any limitation or restriction in their usual labor schedule for the purposes of rendering regular and efficient services. To the date of this report such proceeding is in stage of filing the arguments of the Bank for its defense. The maximum contingency for this administrative proceeding amounts to a penalty from 0.5% to 1% of the Bank's paid-in capital.

NOTE 28.- Subsequent events:

a. On January 21, 2003 through Decree N° 2278 published in Official Gazette No. 37614 the National Government authorized the Ministry of Finance to agree with the BCV temporary measures that provide for limits or restrictions to the free convertibility of the local currency and the transfer of funds abroad. Based on this authorization, on this same date the Ministry of Finance agreed with the BCV the suspension of trading foreign currencies in the country during five business days effective from that date. During this period the Ministry of Finance and the BCV will set forth the norms related to the administration of the exchange regime to be established. The sole transactions in foreign currency allowed during this suspension period will be those related to the compliance with the foreign debt payment and own transactions of the BCV and other public entities authorized by the Ministry of Finance. The last quotation of the official purchase rate before announcing this measure referred to above was Bs. 1,849.50 per US dollar.

b. On January 15, 2003, through official communication N° SBIF-CJ-DPA-00257 and Resolution No. 005-03, the SUDEBAN, upon analysis of the arguments filed by the Bank in connection with the administrative proceeding issued on December 13, 2002, decided to sanction the Bank with a penalty of Bs. 210 million for noncompliance with numeral 9 article 414 of the Decree of the Amendment Law to the General Law of Banks and Other Financial Institutions. This decision may be resorted before the First Court in Administrative Contentious matters within the 45 days following its notification or through a Reconsideration Appeal, should it be imposed.

c. On January 16, 2003, the Bank transferred Bs. 2,396 million to the legal reserve, corresponding to 5% of the earnings generated during the six-month period ended December 31, 2002. It also restricted Bs. 1,120 million corresponding to the results of its foreign agency generated during the second six-month period of 2002.

NOTE 29.- Explanation added for translation into English:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

(Formerly Banco Venezolano de Crédito, S.A.C.A.)

SUPPLEMENTAL FINANCIAL STATEMENTS
DECEMBER 31 AND JUNE 30, 2002

EXHIBIT I

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)
SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2002
(Stated in thousands of constant bolivars)

ASSETS	31-Dic-02	30-Jun-02
CASH AND DUE FROM BANKS:		
Cash	26.364.865	17.523.666
Banco Central de Venezuela	114.323.116	71.890.828
Due from domestic banks and other financial institutions	3.203.532	1.521.747
Due from foreign banks and correspondents	61.147.446	25.848.928
Due from main office and branches	-	-
Clearing house funds	7.566.622	33.329.020
(Allowance for cash and due from banks)	-	-
	212.605.581	150.114.189
INVESTMENT SECURITIES:		
Trading securities	-	-
Available-for-sale securities	60.522.974	132.279.813
Held-to-maturity securities	208.222.194	151.243.682
Other securities	13.344.588	13.044.797
Restricted cash investments	119.496.992	131.858.397
(Allowance for investment securities)	-	-
	401.586.748	428.426.689
LOAN PORTFOLIO:		
Current loans	356.140.823	317.600.678
Restructured loans	4.297.463	5.202.185
Past-due loans	6.583.520	13.526.210
Loans in litigation	1.271.218	5.045.738
(Allowance for loan portfolio)	(15.390.967)	(18.851.947)
	352.902.057	322.522.864
INTEREST AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	22.279	95.503
Accrued interest receivable from investment securities	880.170	1.145.109
Accrued interest receivable from loan portfolio	11.670.718	13.455.962
Commissions receivable	1.148.346	1.027.857
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable from loan portfolio and other)	(2.410.601)	(5.181.003)
	11.310.912	10.543.428
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES:		
Investments in other institutions	5.147.311	5.735.832
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	(193.271)	(194.332)
	4.954.040	5.541.500
FORECLOSED ASSETS	26.872.410	29.223.093
PREMISES AND EQUIPMENT	56.699.189	53.919.255
OTHER ASSETS	15.999.146	14.819.790
	1.082.930.083	1.015.110.808
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	320.837.656	282.077.957
Trust assets	1.938.701.654	2.138.757.934
Trusts	-	-
Other debit memorandum accounts	962.527.954	1.182.489.449
	3.222.067.264	3.603.325.340

EXHIBIT I

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)
SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2002
(Stated in thousands of constant bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-Dic-02	30-Jun-02
CUSTOMERS' DEPOSITS:		
Deposits in current accounts	**119.124.055**	138.637.386
Deposits in interest-bearing current accounts	**267.435.383**	219.484.742
Other demand obligations	**12.050.112**	13.115.810
Money transaction table obligations	**-**	-
Savings deposits	**133.601.880**	150.126.213
Time deposits	**175.190.404**	79.480.033
Securities issued by the Bank	**-**	-
Restricted customers' deposits	**79.415.876**	59.943.732
	786.817.710	660.787.916
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	**-**	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	**-**	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions up to one year	**24.977.890**	12.464.286
Obligations with domestic financial institutions over one year	**-**	-
Obligations with foreign financial institutions up to one year	**633.624**	141.860
Obligations with foreign financial institutions over one year	**-**	-
Obligations resulting from other borrowings up to one year	**-**	-
Obligations resulting from other borrowings over one year	**376.385**	130.619
	25.987.899	12.736.765
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	**2.767.739**	1.792.001
INTEREST AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	**3.027.913**	1.516.268
Accrued expenses for obligations with Banco Central de Venezuela (BCV)	**-**	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	**-**	-
Accrued expenses for other borrowings	**77.283**	76.077
Accrued expenses for other financial intermediation obligations	**7.098.053**	35.648.707
Accrued expenses for obligations convertible into capital	**-**	-
Accrued expenses for subordinated obligations	**-**	-
	10.203.249	37.241.052
ACCRUALS AND OTHER LIABILITIES	**60.590.566**	61.000.230
Total liabilities	**886.367.163**	773.557.964
STOCKHOLDERS' EQUITY:		
Paid-in capital	**42.000.000**	42.000.000
Restatement of paid-in capital	**217.268.575**	217.268.575
Uncapitalized equity contributions	**58.412.625**	58.412.625
Capital reserves	**197.234.236**	196.107.398
Retained earnings	**(317.979.665)**	(271.663.599)
Unrealized loss on available-for-sale securities	**(372.851)**	(187.357)
Treasury stock	**-**	(384.798)
Total stockholders' equity	**196.562.920**	241.552.844
	1.082.930.083	1.015.110.808
CONTRA MEMORANDUM ACCOUNTS	**3.222.067.264**	3.603.325.340

EXHIBIT II

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)
SUPPLEMENTAL STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2002
(Stated in thousands of constant bolivars, except for amounts per share)

	31-Dic-02	30-Jun-02
FINANCIAL INCOME:		
Cash and due from banks	2.040.477	3.777.825
Investment securities	12.204.543	12.211.857
Loan portfolio	59.558.094	73.618.071
Other accounts receivable	842.027	872.321
Investments in subsidiaries and affiliates	-	-
Main office, branches and agencies	-	-
Other	225.862	391.579
	74.871.003	90.871.653
FINANCIAL EXPENSES:		
Customers' deposits	22.601.827	18.069.199
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with		-
Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	1.340.134	4.207.312
Other financial intermediation obligations	31.360	566.584
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	67.028	24.629
Monetary loss	18.935.948	14.291.155
	42.976.297	37.158.879
Gross financial margin	31.894.706	53.712.774
RECOVERY OF FINANCIAL ASSETS	490.530	478.416
ALLOWANCE FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	2.005.986	3.385.728
Expenses for devaluation of financial investments	-	-
Expenses for reconciling items	-	-
	2.005.986	3.385.728
Net financial margin	30.379.250	50.805.462
OTHER OPERATING INCOME (Note 15)	58.056.319	96.712.782
OTHER OPERATING EXPENSES	14.463.525	51.861.576
Financial intermediation margin	73.972.044	95.556.668
LESS- *OPERATING EXPENSES:*		
Personnel	21.222.731	23.457.609
General and administrative expenses	20.141.012	14.830.844
Contributions to FOGADE	971.306	795.172
Contributions to SUDEBAN	254.472	250.113
	42.589.521	39.333.738
Gross operating margin	31.382.523	56.222.930
Income from foreclosed assets	465.250	274.342
Income from special programs	-	-
Miscellaneous operating income	3.116.530	997.861
Expenses for foreclosed assets	(5.692.259)	(7.456.768)
Expenses for depreciation, amortization and devaluation of miscellaneous assets	(730.463)	(47.112)
Miscellaneous operating expenses	(676.934)	(5.667.246)
	(3.517.876)	(11.898.923)
Net operating margin	27.864.647	44.324.007
EXTRAORDINARY INCOME		
EXTRAORDINARY EXPENSES	32.387	51.400
Gross income before income taxes	27.832.260	44.272.607
INCOME TAXES	4.406.684	3.145.123
Net income	23.425.576	41.127.484
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	1.171.279	6.091.025
Statutory earnings-		
Board of Directors	4.271.556	5.230.279
	4.271.556	5.230.279
Retained earnings-		
Restricted undistributed earnings	-	14.903.090
Available undistributed earnings	17.982.741	14.903.090
	17.982.741	29.806.180
	23.425.576	41.127.484
NET EARNINGS PER SHARE (in bolivars)	279	567
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	84.000	72.540

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)
SUPPLEMENTAL STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2002
(Stated in thousands of constant bolivars)

					Retained earnings						
	Paid-in capital	Restatement of paid-in capital	Uncapitalized equity contributions	Capital reserves	Restricted undistributed earnings	Available undistributed earnings	Result from exposure to inflation	Total	Unrealized loss on available-for-sale securities	Treasury stock	Total stockholders' equity
BALANCES, as of December 31, 2001	29.484.000	213.453.047	20.523.160	188.676.306	25.523.698	4.581.590	(313.059.449)	(282.954.161)	(183.201)	-	168.999.151
Net income for the six-month period	-	-	-	-	-	41.127.484	-	41.127.484	-	-	41.127.484
Transfer to legal reserve	-	-	-	6.091.025	-	(6.091.025)	-	(6.091.025)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(5.230.279)	-	(5.230.279)	-	-	(5.230.279)
Capital stock increase for merger	7.783.116	3.042.695	-	-	-	-	-	-	-	-	10.825.811
Stock issue premium	-	-	37.889.465	-	-	-	-	-	-	-	37.889.465
Dividends declared-											
Cash	-	-	-	-	-	(15.545.101)	-	(15.545.101)	-	-	(15.545.101)
Stocks	4.732.884	772.833	-	-	(5.505.717)	-	-	(5.505.717)	-	-	-
Reclassification of stocks of Venezolano de Crédito, S.A. Banco Universal owned by merged subsidiaries to treasury stock	-	-	-	-	-	-	-	-	16.249	(384.798)	(368.549)
Adjustment to legal reserve with respect to income from merged entities during the second six-month period of 2001	-	-	-	1.340.067	-	(1.340.067)	-	(1.340.067)	-	-	-
Integration of income from the subsidiaries during the second six-month period, net of dividends declared by such subsidiaries after the effective date of merger	-	-	-	-	-	3.875.267	-	3.875.267	-	-	3.875.267
Transfer of 50% of equity in earnings and net income of merged subsidiaries for the second six-month period of 2001	-	-	-	-	1.247.897	(1.247.897)	-	-	-	-	-
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	-	-	(20.405)	-	(20.405)
Transfer of 50% of the income for the six-month period to the restricted undistributed earnings	-	-	-	-	14.903.090	(14.903.090)	-	-	-	-	-
BALANCES, as of June 30, 2002	42.000.000	217.268.575	58.412.625	196.107.398	36.168.968	5.226.882	(313.059.449)	(271.663.599)	(187.357)	(384.798)	241.552.844
Net income for the six-month period	-	-	-	-	-	23.425.576	-	23.425.576	-	-	23.425.576
Transfer to legal reserve	-	-	-	1.171.279	-	(1.171.279)	-	(1.171.279)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(4.271.556)	-	(4.271.556)	-	-	(4.271.556)
Dividends declared-											
Cash	-	-	-	-	-	(64.282.965)	-	(64.282.965)	-	-	(64.282.965)
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	-	-	(185.494)	-	(185.494)
Sale of treasury stocks from the merged subsidiaries	-	-	-	-	-	-	-	-	-	384.798	384.798
Transfer of retained earnings of prior six-month periods restricted as provided by Resolution N° 329-99 to "Restricted undistributed earnings" in accordance with innominate cautionary appeal granted by the First Court in Contentious Administrative matters	-	-	-		(27.731.002)	27.731.002	-	-	-	-	-
Adjustment of prior six-month periods for differences in statutory earnings of the prior six-month period	-	-	-	(44.441)	-	(15.842)	-	(15.842)	-	-	(60.283)
BALANCES, as of December 31, 2002	42.000.000	217.268.575	58.412.625	197.234.236	8.437.966	(13.358.182)	(313.059.449)	(317.979.665)	(372.851)	-	196.562.920

EXHIBIT IV

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)
SUPPLEMENTAL STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2002
(Stated in thousands of constant bolivars)

	31-Dic-02	30-Jun-02
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	23.425.576	41.127.484
Adjustments to reconcile net income to cash		
from operating activities-		
Allowance for uncollectible and impaired financial assets	2.005.986	3.385.728
Depreciation and amortization	11.853.632	10.763.604
Equity in earnings for the six-month period	588.521	191.304
Net change in other assets	(2.775.352)	(6.809.254)
Net change in interest and commissions receivable	(1.140.076)	(4.248.099)
Net change in accruals and other liabilities	51.900	34.449.504
Net change in interest and commissions payable	(27.037.803)	37.154.323
Statutory earnings	(4.271.556)	(5.230.279)
Income for the six-month period		
corresponding to merged subsidiaries	-	3.875.267
Net cash from operating activities	2.700.828	114.659.582
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	126.029.795	178.961.001
Net change in other borrowings	13.251.134	(25.585.203)
Net change in other financial intermediation obligations	975.738	1.071.313
Cash dividends paid	(64.282.965)	(15.545.101)
Net cash from financing activities	75.973.702	138.902.010
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	186.577.243	524.062.417
Loans collected for the period	(219.111.677)	(591.458.789)
Net change in available-for-sale securities	71.571.345	(59.466.564)
Net change in held-to-maturity securities	(56.978.512)	(73.023.910)
Net change in other investment securities	(299.791)	995.289
Net change in restricted cash investments	12.361.405	(101.640.233)
Capital contributions in subsidiaries	-	(2.200.014)
Disposal of subsidiaries for merger	-	7.254.527
Capital increase for merger	-	10.825.812
Stock issue premium	-	37.889.465
Acquisition of treasury stock	384.798	(384.798)
Additions to premises and equipment and foreclosed assets, net	(10.687.949)	(28.114.008)
Net cash used in investing activities	(16.183.138)	(275.260.806)
Net decrease (increase) in cash and due from banks	62.491.392	(21.699.214)
CASH AND DUE FROM BANKS, at the beginning of the six-month period	150.114.189	171.813.403
CASH AND DUE FROM BANKS, at the end of the six-month period	212.605.581	150.114.189

EXHIBIT V

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH
(Formerly Banco Venezolano de Crédito, S.A.C.A.)
NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS
DECEMBER 31 AND JUNE 30, 2002

NOTE 1.- Supplemental information:

The inflation-adjusted financial statements, presented as supplemental information in Exhibits I to IV, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

NOTE 2.- Basis of presentation:

The financial statements adjusted for the effects of inflation have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars at December 31, 2002, based upon the general price-level method in order to reflect the purchasing power of the currency at the last year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market values, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior six-month period (June 2002) have been restated in currency of the last year-end and these amounts differ from the amounts presented originally in currency of the corresponding six-month period. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of the prior six-month period, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to restate its historical accounting records. This method consists of restating the accounting records through the application of the general consumer price index (CPI) for the metropolitan area of Caracas, published monthly by Banco Central de Venezuela, which estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	December 31, 2002	June 30, 2002
Year-end	303.47	260.87
Average index	285.23	245.59

The accumulated inflation rates for the six-month periods ended December 31 and June 30, 2002 were 16.33% and 12.8%, respectively.

A summary of the procedures applied to restate the financial statements for the effects of inflation, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities, represented by cash and due from banks, investment securities, loan portfolio, interests and commissions receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations, interests and commissions payable and accruals and other liabilities, are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities, represented by investments in subsidiaries, affiliates and branches, foreclosed assets, premises and equipment and certain items of other assets, are adjusted by applying the CPI, in accordance with the date in which they originated.

c. Paid-in capital stock, retained earnings and other equity accounts are restated from the date of contribution or origin, through the application of the CPI.

d. The profit and loss accounts (statements of income) are restated based on the general average CPI for the year, except for costs and expenses related with nonmonetary assets that were restated according to the adjusted values of the related assets.

As a result of the restatements made under the general price-level method, a monetary loss arises, which is presented in the "Financial expenses" caption in the income for the period, and represents the loss resulting from a monetary denominated asset position during an inflationary period since a monetary liability can be paid with currency of lower purchasing power while the monetary asset reduces its actual value.